(Corrected Version - December 8, 2000)

DE 00-009

PUBLIC SERVICE COMPANY OF NEW HAMPSHIRE, NORTH ATLANTIC ENERGY CORPORATION, NORTH ATLANTIC ENERGY SERVICE CORPORATION, NORTHEAST UTILITIES AND CONSOLIDATED EDISON, INC.

Joint Petition for Approval of Merger

Order Approving Settlement Agreement with Additional Conditions

ORDER NO. 23,594

December 6, 2000

APPEARANCES: Robert A. Bersak, Esq. for Public Service Company of New Hampshire, North Atlantic Energy Corporation, North Atlantic Energy Service Corporation and Northeast Utilities; Edwin Scott, Esq. and Mary Krayeske, Esq. for Consolidated Edison, Inc.; New Hampshire Legal Assistance by Alan M. Linder, Esq. for the Save Our Homes Organization; John Crosier for the Business & Industry Association of New Hampshire; Representative Jeb E. Bradley, pro se; Kenneth A. Colburn for the Air Resources Division, Department of Environmental Services; Associate Attorney General Stephen J. Judge, Senior Assistant Attorney General Wynn E. Arnold and Foley, Hoag & Eliot LLP by James K. Brown, Esq. for the Governor's Office of Energy and Community Services; Michael W. Holmes, Esq., Office of Consumer Advocate on behalf of residential ratepayers; Morrison & Hecker, LLP by John E. McCaffrey, Esq. for Staff Advocates and Donald M. Kreis, Esq. for the Staff of the New Hampshire Public Utilities Commission.

I.  PROCEDURAL HISTORY

On January 18, 2000, Public Service Company of New Hampshire (PSNH), North Atlantic Energy Corporation (NAEC), North Atlantic Energy Service Corporation (NAESCO), Northeast Utilities (NU) and Consolidated Edison, Inc. (CEI) (collectively, Joint Petitioners) filed with the New Hampshire Public Utilities Commission (Commission) a petition (with supporting testimony and exhibits) seeking the Commission's approval of the proposed acquisition of NU by CEI (FN1) PSNH, an NU subsidiary, is New Hampshire's largest electric utility. NU subsidiary NAEC owns an approximate 36 percent share of the Seabrook Nuclear Power Plant. NU subsidiary NAESCO is the operator of the plant. NU, located in Berlin, Connecticut, is also the parent company of Connecticut Light & Power Co., Western Massachusetts Electric Co. and Yankee Energy System, Inc. CEI, headquartered in New York City, is the parent company of Consolidated Edison Company of New York, Inc. and Orange & Rockland Utilities, Inc., which serve electric, gas and steam customers in New York, New Jersey and Pennsylvania.

Pursuant to RSA 369:8, II(b)(4), the Commission advised the Joint Petitioners on February 16, 2000 that it would extend the time for making a preliminary determination as to whether the proposed transaction would have an adverse effect on rates, terms service or operation of NU's New Hampshire subsidiaries. The Commission conducted a pre-hearing conference on March 16, 2000 at which the Office of Consumer Advocate (OCA) entered an appearance on behalf of residential ratepayers. Thereafter, by Order No. 23,432 (March 27,
2000), the Commission (1) established a procedural schedule to govern the remainder of the proceedings in this docket, (2) approved petitions to intervene submitted by the Save Our Homes Organization (SOHO), the Governor's Office of Energy and Community Services (GOECS) and the Seacoast Anti-Pollution League, (FN2) and (3) determined that, to the extent the procedural schedule is inconsistent with RSA 369:8, II(b), the Joint Petitioners had explicitly waived their rights under the statute. The Commission also noted that the Joint Petitioners had agreed that the issue of "adverse impact" within the meaning of RSA 369:8, II(b) would be deferred pending the Commission's ultimate resolution of the issues in the docket, notwithstanding any right the Joint Petitioners might otherwise enjoy under the statute to preliminary determinations.

Discovery and technical sessions ensued (FN3) On May 3, 2000, the Commission notified the parties that it had engaged Morrison & Hecker, LLP to provide the Commission with certain assistance in connection with this docket (FN4) The Commission requested that Morrison & Hecker retain the consulting services of Richard LaCapra of LaCapra Associates, invoking its authority under RSA 363:32 to designate both LaCapra Associates and John E. McCaffrey, Esq. of Morrison & Hecker as Staff Advocates.

On June 12, 2000, Governor Shaheen signed into law Chapter 249 of the Session Laws of 2000. Among the provisions of Chapter 249 are certain conditions, codified as RSA 369- B:3, IV(b)(4), that relate to the proposed merger at issue in this docket. Pursuant to RSA 369-B:3, IV, a determination by the Commission that these conditions are not satisfied would preclude the Commission from issuing a finance order in the PSNH Restructuring Settlement Agreement docket, No. DE 99-099. The Commission has made the requisite findings. See Order No. 23,550 (September 8, 2000), slip op. at 52-53.

While the Legislature was considering Chapter 249, certain parties to this docket entered into settlement negotiations. On May 25, 2000 and again on June 20, 2000, the Commission approved revisions to the procedural schedule in order to accommodate the ongoing negotiations.

On June 27, 2000, the Joint Petitioners and the Commission Staff (collectively, the Settling Parties) filed with the Commission a Settlement Agreement (hereinafter the Merger Settlement Agreement) along with supporting pre-filed testimony. Pursuant to the procedural schedule as it was then in effect, certain parties submitted pre-filed testimony either prior to the filing of the Merger Settlement Agreement or contemporaneously with it, obviously without an opportunity to comment on the agreement therein. Accordingly, the Commission gave the non-settling parties until July 6, 2000 to submit pre-filed testimony concerning the Merger Settlement Agreement. Certain non-settling parties took up this invitation, and the Joint Petitioners also filed rebuttal testimony pursuant to the original procedural schedule.

The Commission conducted a merits hearing on July 10, 12, 13, 17, 18 and 19, 2000 (FN5) Pursuant to the schedule established at hearing, the parties that participated in the hearings submitted briefs and reply briefs. On August 23, 2000, four parties - GOECS, Rep. Bradley, OCA and BIA - moved pursuant to RSA 363:32 to designate Michael Cannata, James Cunningham, Andrew Kosnaski and Donald Kreis and Amanda Noonan of the Commission Staff (FN6) as advocacy Staff, thus precluding their serving as advisors to the Commission during its deliberations. The Settling Parties filed written oppositions to the motion. The Commission denied the motion on September 11, 2000 (Order No. 23,551).

In addition to requiring this Commission's approval, the proposed merger of NU and CEI is subject to review by the Maine Public Utilities Commission, the Vermont Public Service Board, the Connecticut Department of Public Utility Control (DPUC), the New York Public Service Commission, the Pennsylvania Public Utility Commission, the Federal Energy Regulatory Commission (FERC), the Nuclear Regulatory Commission (NRC) and the Securities and Exchange Commission (SEC). The merger is also subject to antitrust review by the U.S. Department of Justice and the Federal Trade Commission. The FERC, the NRC, the Pennsylvania Public Utility Commission, the Vermont Public Service Board and the New York Public Service Commission have given their approvals; the Maine Public Utilities Commission approved the merger subject to this Commission's ruling in favor of it. In a decision rendered in final form on November 22, 2000, the DPUC endorsed the merger subject to certain conditions; CEI has issued a public statement to the effect that it would await the New Hampshire decision (as well as that of the New York Public Service Commission, subsequently issued) before deciding whether it would accept the Connecticut conditions. On December 4, 2000, Connecticut's Attorney General filed an appeal of the DPUC's decision in that state's Superior Court.

II.  THE MERGER

Under the Amended and Restated Agreement and Plan of Merger entered into by CEI and NU on January 11, 2000, CEI would acquire NU for a base price of $25 per common share, subject to certain adjustments. The Agreement permits NU shareholders to elect to receive cash compensation or fractional shares of CEI common stock. NU shareholders opting for stock compensation would receive a number of shares equal to $25.00 divided by the weighted average trading price of CEI stock, over 20 trading days randomly selected from a period just prior to the consummation of the merger, but subject to a `collar' of $36.00 to $46.00. The merger agreement contains allocation and proration provisions designed to assure that half of NU shares will be converted to cash and the other half to CEI stock. Further, the value of the transaction to each NU shareholder would increase by $1.00 per NU share if, prior to the closing of the merger, NU enters into a binding agreement to sell its Millstone nuclear assets in Connecticut. Finally, the agreement increases in value to NU shareholders by $0.0034 per NU share for each day beyond August 5, 2000 that the merger remains unconsummated. According to the Joint Petitioners, the aggregate price to be paid by CEI for NU would be not more than $3.8 billion.

Following the merger, NU would become a wholly owned subsidiary of CEI, which would remain headquartered in New York City. NU would remain the parent of PSNH as well as its other current regulated subsidiaries. Although CEI is currently an exempt holding company under the federal Public Utility Holding Company Act of 1935 (PUHCA), following the merger it would become a registered holding company under PUHCA. The Joint Petitioners have indicated that Eugene R. McGrath, currently chairman and chief executive officer of CEI, would retain his post and that Michael G. Morris, currently chairman and chief executive officer of NU, would become president of CEI. Mr. Morris and three other members of NU's board of trustees would join the CEI board of directors under the merger agreement.

III.  MERGER SETTLEMENT AGREEMENT

The Merger Settlement Agreement entered into by the Settling Parties would authorize the Joint Petitioners to consummate the merger of CEI and NU, subject to certain additional conditions. Assuming the adoption of those conditions by the Commission, the Settling Parties stipulated to the merger being in the public interest under all applicable provisions of New Hampshire law without setting any precedent as to the appropriate standard of review for the Commission to apply to future merger proceedings. Under the Merger Settlement Agreement, the term "acquisition premium" is defined as the amount to be paid by CEI to acquire NU that is in excess of NU's book value. The Settling Parties agreed that, consistent with RSA 369-B:3, IV(b)(4)(C), the acquisition premium shall not in any way increase rates payable by New Hampshire customers at any time from what they would have been without the acquisition premium. The Merger Settlement Agreement further provides that CEI will record the acquisition premium at the holding company level, with the acquisition premium having no direct or indirect effect on PSNH rates at any time.

The Merger Settlement Agreement contains provisions related to the sharing of savings arising out of the CEI/NU merger, keyed to the Synergy Study commissioned by the two companies at the time they negotiated the merger.7 The Joint Petitioners agreed to guarantee that PSNH ratepayers would be credited with 75 percent of the merger-related savings as estimated by the Synergy Study and as are allocable to PSNH, subject to certain temporal limitations. Specifically, the Merger Settlement Agreement provides that the mechanism by which this savings-sharing guarantee would inure to the benefit of PSNH ratepayers would not be implemented until the earlier of (1) the effective date of the rates established by the first PSNH rate case conducted by the Commission pursuant to the PSNH Restructuring Settlement Agreement approved in Docket No. DE 99-099 or (2) January 1, 2004. An additional provision guarantees that the ratepayer-guaranteed savings would begin accruing no later than January 1, 2004, earning a return at the rate stipulated in Docket No. DE 99-099. The Settlement Agreement contains an attachment (Attachment A) binding the Joint Petitioners to the synergy study's estimate of $105,874,000 in merger-related savings attributable to PSNH for the full ten-year period ending in 2010.

Attachment B to the Merger Settlement Agreement comprises a "mechanism agreed upon by the Settling Parties" for determining that the 75-percent savings-sharing guarantee has been fulfilled. Pursuant to the mechanism, the Commission would use a test year to determine PSNH's revenue requirements under a traditional rate proceeding, based upon PSNH's actual costs. This revenue requirement would then be adjusted by subtracting 75 percent of the corresponding year's estimated synergy savings as contained in Attachment A. Then, to the extent that PSNH is able "to clearly demonstrate that the synergy savings have actually been achieved," it would be permitted to gross up the adjusted revenue requirement by up to 100 percent of the estimated savings from Attachment A. PSNH's return on equity for ratemaking purposes would be established prior to any cost-of-service adjustments made in accordance with the sharing mechanism.

Attachment B also contains a set of indicators that the Settling Parties "felt would adequately demonstrate" the merger-related savings. Under this so-called demonstration mechanism, savings "would be primarily demonstrated by setting 1999 Corporate Center Charges related to PSNH transmission and distribution as the baseline," with these charges adjusted to reflect actual wage increases since 1999, changes in services or functions, productivity gains and other items, yet to be determined, that are deemed unrelated to the merger. Test-year corporate center charges would be subtracted from the 1999 corporate center charges, as adjusted, with the results divided by 60 percent to reflect that an estimated 60 percent of merger savings are related to corporate center functions. PSNH would be required to present supporting documentation for the savings attributable to corporate center charges. The Settling Parties agreed that if the result of this calculation is greater than the estimated net savings set forth in Attachment A, PSNH would be deemed to have adequately demonstrated its entitlement to its share of the savings, but if the results were less than the level of savings specified in Attachment A then the gross-up to PSNH's adjusted revenue requirement would be limited on a pro rata basis to the results of the demonstration. Attachment B further provides that, "at the time of any future rate proceedings, intervenors retain the right to argue in favor of or against the ability of these indicators to actually demonstrate savings."

Under the Merger Settlement Agreement, the Joint Petitioners agree to provide certain information to the Commission: (1) the journal entries made on CEI's books to record the merger, (2) the merged company's corporate organization chart showing CEI, its affiliates and their relationship to each other, (3) a copy of the report of the Joint Petitioners' transition team within five days of its acceptance by management, (4) all reports currently required under existing statutes, rules and Commission orders, (5) access to the books and records of CEI, its affiliates and service companies whether regulated or unregulated, as those books and records "relate to PSNH," (6) the proposed cost allocation methodology related to any CEI service companies at such time the methodology is submitted to the SEC, plus a cost-impact statement summarizing the direct and indirect service company cost allocations for PSNH transmission and distribution operations under both the existing allocation methodology and the new methodology presented for SEC approval, and (7) any agreement between PSNH and any affiliated service companies at the time such agreements are executed.

The Merger Settlement Agreement provides that certain expenditures are reviewable by the Commission for prudence: (1) merger-related expenses used to offset merger-related costs, (2) service company costs allocated to PSNH, and (3) all other expenses currently reviewed by the Commission for prudence.

On the issue of market power, the Joint Petitioners agreed that CEI would commission a market power study for unregulated electric commodity services in New England within two years of the merger's consummation, with subsequent studies performed as ordered by the Commission. Each such study would be performed by an independent market power expert agreed upon by the Joint Petitioners and Commission Staff and subject to the approval of the Commission. Under this provision of the Merger Settlement Agreement, the Commission Staff would have input into the methodologies used in each study. Each study would then be submitted to both the Commission and OCA for review.

The Merger Settlement Agreement contains an explicit provision concerning the Commission's jurisdiction. The Settling Parties agreed that the jurisdiction of the Commission over the operations of PSNH would not be changed by the approval of the merger.

With regard to service reliability, the Joint Petitioners agreed that PSNH would continue to fully fund its transmission and distribution vegetation management programs through 2010. The Merger Settlement Agreement further provides that the Commission's previous determinations regarding herbicide notification and service trimming would remain in effect through 2010, and that responsibility for the reliability of the PSNH system subsequent to the merger would be vested directly in an executive officer of PSNH to be located in New Hampshire. The Joint Petitioners agreed that PSNH would expend funds at the rate of $900,000 per year for 33 months after the merger in order to fund capital projects whose sole purpose is to improve system reliability, with the appropriate level to be determined thereafter in the next PSNH rate case. The Joint Petitioners agreed that control and operation of PSNH's 34.5 kV system would remain the responsibility of PSNH's Electric Systems Control Center in Manchester, with functions that are unique to the 34.5 kV system remaining in New Hampshire. Finally, the Merger Settlement Agreement explicitly notes that the Settling Parties intend there to be no degradation in the current level of reliability provided to PSNH customers as a result of the merger, with any performance targets subsequently provided for by statute or Commission order taking precedence over the targets in the Merger Settlement Agreement if they are more stringent.

The Settling Parties agreed that improvements to service quality, as distinct from service reliability, is a desired outcome of the merger. The Merger Settlement Agreement includes the following performance targets:

80 percent of all calls shall be answered within 30 seconds. The speed of answer for calls during major storms, as defined in the PSNH Restructuring Settlement Agreement pending in Docket No. DE 99-099 shall be tracked separately.

PSNH shall respond to calls from the Commission's Consumer Affairs Division on the day received unless Staff indicates at the time of the call that a later response is acceptable.

PSNH shall resolve 95 percent of customer service complaints forwarded to it by Commission Staff to the satisfaction of Staff within two weeks. For purposes of this target, customer complaints do not include claims against PSNH for property damage or personal injury.

The Joint Petitioners further agreed that all service quality indices currently employed by PSNH would be retained, that the Joint Petitioners would provide the Commission and OCA with the results of all customer surveys performed by CEI or its subsidiaries related to PSNH, and that PSNH would work with the Commission Staff to implement a "percentage of bills accurate" performance target for PSNH. The Joint Petitioners agreed to work with Commission staff to develop a satisfactory service quality report for submission to the Commission on a quarterly basis. The Settling Parties agreed that service performance targets would be subject to review by the Commission at the request of either PSNH or the Commission Staff. Finally, the Joint Petitioners agreed that any shift in responsibility for responding to inquiries from PSNH customers to a call center outside of New Hampshire would be subject to review by the Commission.

On the subject of providing assistance to large commercial and industrial customers (i.e., customers with estimated loads in excess of 1,000 kilowatts), the Joint Petitioners agreed that CEI would consider the PSNH service territory on an equal basis with other areas served by CEI when providing assistance with such customers' business location decisions. The Joint Petitioners agreed that PSNH would, within 60 days of the end of each calendar year through 2010, file an annual report describing the number of inquiries made by prospective large commercial/industrial customers concerning location decisions. Finally, the Joint Petitioners agreed that PSNH would file a report within 30 days of the merger's consummation describing any existing economic development or business retention programs that have been implemented by any affiliate of CEI or NU, and a similar report within 60 days of the establishment of any new or proposed economic development or business retention programs by CEI or its subsidiaries through 2010.

The last subject covered in the Merger Settlement Agreement concerns employee location decisions. The Joint Petitioners agreed that CEI would consider the PSNH service territory on an equal basis with the territory of other CEI subsidiaries when making decisions on the location of corporate functions. The Joint Petitioners further agreed that PSNH would file an annual report within 30 days of the end of each calendar year through 2010 describing the number of corporate function location decisions that have been made, the territory finally chosen and an explanation for the basis of each decision.

IV.  DISCUSSION OF THE ISSUES

A.  Standard of Review

Although the Merger Settlement Agreement purports to avoid the issue of what standard of review applies to the merger, by essentially suggesting that the merger as conditioned by the agreement meets any standard we might apply, we find it necessary to state with precision the legal benchmarks by which we must scrutinize the proposed transaction.

According to the Joint Petitioners, relying on our decision in Eastern Utilities Associates, 76 NH PUC 236 (1991), and the decision of the New Hampshire Supreme Court in Grafton County Electric Light & Power Co. v. State, 77 N.H. 539 (1915), but for the existence of a finance order in Docket No. DE 99-099, a longstanding "no harm" test would apply to this proposed merger. The Joint Petitioners note, however, that the issuance of such a finance order, approving the partial securitization of PSNH's stranded costs, (FN8) triggers the following provisions:

(A) [The merger] shall be subject to the jurisdiction of the commission under RSA 369, RSA 374, RSA 378 or other relevant provisions of law, and [the merger] shall be approved only if it is shown to be in the public interest[.]

(B) In recognition of the extraordinary benefits provided to PSNH from rate reduction financing [i.e., securitization], should PSNH or its parent company be acquired or otherwise sold or merged, such merger, acquisition or sale shall be subject to the jurisdiction of the commission under the standard set forth in the original proposed settlement [in Docket No. DE 99-099]. The Commission may approve such a merger if such approval results in the receipt by PSNH customers of a just and reasonable amount of the cost savings that result from such merger, acquisition or sale.

(C) No acquisition premium paid by an acquiring company for the assets or securities of any acquired company, resulting from any such merger, acquisition or sale, may in any way increase rates at any time from what they would have been without such acquisition premium[.]

RSA 369-B:3, IV(b)(4). The Joint Petitioners further invoke the Legislature's determination that "[d]elays resulting from court orders have heightened the need to consider negotiated settlements to expedite restructuring, near term rate relief for customers, and customer choice." Laws 1998, ch. 191:1, II. This legislative determination, the Joint Petitioners suggest, militates in favor of approving the negotiated settlement at issue here.

GOECS urges the Commission to approve the merger only upon a determination that it will result in net benefits to PSNH ratepayers and New Hampshire generally. GOECS concedes that in a "typical" merger, a no harm standard would apply, but contends that "this is clearly not a typical merger, given the unique relationship that PSNH has had with New Hampshire, as well as the recent legislation" authorizing partial securitization of PSNH's stranded costs. GOECS Brief at 3. Relying at least in part on the testimony given in this proceeding by Representative Bradley, GOECS takes the position that the reference to the "public interest" in RSA 369-B:3, IV(b)(4)(A) unambiguously conveys a legislative direction to apply a "net benefits" test (FN9) Further, according to GOECS, the Commission should not simply assess net benefits on a financial basis, but should also apply the standard to the issues of "reliability, customer service quality, employee protections, charitable giving, corporate citizenship, community support (including initiatives for renewable resources, R&D for clean energy technologies, energy education and low-income protections), assurance of regulatory authority, and governance." GOECS Brief at 5. In its reply brief, GOECS takes the position that the language concerning the net harm test in Eastern Utilities Associates was dicta, and that the Commission should disregard Grafton County as a case whose discussion of corporate liberties is archaic.

The Staff Advocates concede that, under a traditional "no harm" analysis, the merger would pass muster at least insofar as the issues Staff Advocates have addressed are concerned. Like GOECS and the Joint Petitioners themselves, Staff Advocates urge the Commission to look to RSA 369-B:3, IV(b)(4) for further guidance, pointing out that the use of the phrase "just and reasonable" therein vests the Commission with considerable discretion in allocating merger-related savings between shareholders and customers. Staff Advocates also direct the Commission's attention to the prescription in the Restructuring Act at RSA 374-F:4, V that utilities may recover stranded costs when the Commission deems such recovery to be "equitable, appropriate, and balanced" as well as "in the public interest." According to the Staff Advocates, this provides a basis for the Commission to revisit the issue of PSNH's stranded costs in light of the merger of CEI and NU.

Commission Analysis

In the Grafton County case, decided when utility regulation in New Hampshire was in its infancy, the New Hampshire Supreme Court found occasion to expound upon the meaning of the phrase "public good" as it appears in the statute now codified at RSA Chapter 369. According to the Court in Grafton County, "public good" within the meaning of

Chapter 369

is equivalent to a declaration that the proposed action must be one not forbidden by law, and that it must be a thing reasonably to be permitted under all the circumstances of the case. If it is reasonable that a person or a corporation have liberty to take a certain course with his or its property, it is also for the public good. It is the essence of free government that liberty be not restricted save for sound reason. Stated conversely: it is not for the public good that public utilities be unreasonably restrained of liberty of action, or unreasonably denied the rights as corporations which are given to corporations not engaged in public service.

Grafton County, 77 N.H. at 540. The Court has quoted this passage with approval as recently as 1984, see Appeal of Easton, 125 N.H. 205, 212 (1984), and the Commission explicitly relied on it in 1991 when it first declared that utility mergers within the Commission's jurisdiction should be subject to a "no harm" test, see Eastern Utilities Associates, 76 NH PUC at 252.

We agree with GOECS that the discussion in Eastern Utilities Associates of "no harm" versus "net benefits" as the appropriate standard for reviewing mergers is dicta. In that case the Commission concluded that the petitioner "ha[d] not met the threshold public interest standard under either the `no harm' or `net benefit' test." Eastern Utilities Associates, 76 NH PUC at 253. More recently, we have stressed both the "public interest" standard articulated in RSA 374:33 and the question of "adverse effect on rates, terms, service or operation of the public utility in the state" as required by RSA 369:8, II(b)(1). See Energy North Natural Gas, Inc., Order No. 23,470 (May 8, 2000), slip op. at 15 (concluding, pursuant to those statutes, that the proposed merger in that case was "lawful, proper and in the public interest").

Ultimately, it is impossible to use this case to establish or even to refine a generalized legal benchmark for evaluating utility mergers because, as all parties recognize, the Legislature has enumerated specific requirements for the review of this particular transaction in exchange for offering PSNH (and through PSNH to purchasers of rate reduction bonds) the right to a recovery of certain PSNH stranded costs under state law. We agree with those who view RSA 369-B:3, IV(b)(4) as an unambiguous message from the Legislature that we may approve this merger only upon an affirmative showing by the Joint Petitioners of certain public benefits arising out of the transaction. We reach that conclusion not based on anyone's testimony, see Bradley Real Estate Trust v. Taylor, 128 N.H. 441, 446 (1986), but because RSA 369-B:3, IV(b)(4)(A) plainly purports to heighten and supplement the scrutiny to which this transaction would otherwise be subject under "RSA 369, RSA 374, RSA 378 or other relevant provisions of law" by additionally advising that the proposed combination "shall be approved only if it is shown to be in the public interest[.]" At a very minimum, the referenced antecedent law required a "no net harm" analysis; to suggest that the Legislature's additional reference to a required public interest showing does not heighten the scrutiny would be to reduce the clause to meaningless surplusage.

In light of the foregoing, we have reviewed the proposed Merger Settlement Agreement in conjunction with the entire record and, for the reasons discussed below, conclude that if certain modifications are implemented, the agreement will result in a merger that yields net benefits for New Hampshire ratepayers and is otherwise consistent with all applicable requirements of New Hampshire law, including RSA 369-B:3, IV.

B.  Acquisition Premium

There appears to be little dispute concerning a central issue in the case: the extent to which CEI should be able to recover from PSNH ratepayers the acquisition premium that CEI proposes to pay in order to gain control of NU and its subsidiaries. The Joint Petitioners have repeatedly reaffirmed that a key aspect of the Merger Settlement Agreement is their assurance that "no acquisition premium will directly or indirectly affect PSNH's rates." Initial Brief of Joint Petitioners at 5. Staff notes that, while the Joint Petitioners provided ambiguous statements earlier in the proceeding regarding their proposed treatment of the acquisition premium, ultimately the Joint Petitioners "unambiguously and irreversibly committed themselves to below-the- line treatment of the acquisition premium . . ., so that the existence of the acquisition premium will neither increase rates nor stand in the way of a rate decrease that would otherwise take effect." Staff Brief at 5.

Representative Bradley urges the Commission to reaffirm the prohibition on acquisition premium recovery in its final order. The Staff Advocates likewise endorse the prohibition, but argue that such an outcome is clearly required under the recently enacted RSA 369-B:3, IV(b)(4)(C) and, thus, the Joint Petitioners' commitment to non-recovery of acquisition premium does not, in itself, represent a concession that the Commission should weigh in favor of approving the merger.

Commission Analysis

We agree that New Hampshire law precludes CEI from recovering the acquisition premium from New Hampshire ratepayers in any manner, either by increasing rates or by failing to pass along a rate decrease. As already noted, RSA 369-B:3, IV(b)(4)(C) places such a limitation specifically on the sale of PSNH or its parent company. The Legislature adopted this as an explicit quid pro quo for the securitization of certain of PSNH's stranded costs. See RSA 369-B:3, IV(b) (precluding Commission from issuing finance order approving securitization plan absent determination that certain conditions are met, including above-described condition relating to acquisition premium). As noted, supra, we have already issued a finance order in docket No. DE 99-099 certifying that these conditions have been met. See Order No. 23,550 (September 8, 2000), slip op. at 53. Thus, whatever our treatment of an acquisition premium may have been in other merger cases, here we are constrained to impose an outright ban on the recovery of an acquisition premium, now or in the future, in connection with the merger of CEI and NU.

In that regard, we are aware that an issue has arisen in the analogous proceeding before the Connecticut Department of Public Utility Control concerning the extent to which retail electric customers of NU's subsidiaries in that state could ultimately be required to compensate CEI for some portion of the acquisition premium if the FERC approves such treatment at the wholesale level. We do not believe this can become an issue in New Hampshire. In Docket No. DE 99-099, PSNH has indicated its acceptance of the securitization conditions imposed by the Legislature, including the outright ban on any recovery of acquisition premium from PSNH ratepayers. Thus, PSNH or its parent(s) would be stopped from arguing in a future proceeding, either on supremacy grounds or otherwise, that a FERC-approved treatment of some portion of the acquisition premium arising out of this transaction should result in New Hampshire ratepayers seeing the premium reflected in any way in their rates.

C.  Savings Sharing

The hearings generated relatively little dispute among the parties that, as a general proposition, it is just and reasonable to share merger-related savings by crediting 75 percent of the estimated savings to ratepayers, 25 percent of estimated savings to shareholders and any actual savings in excess of the estimates to ratepayers, as proposed by the Merger Settlement Agreement (FN10) The only outright objection came from OCA. In his prefiled testimony on the Merger Settlement Agreement, Kenneth Traum of OCA characterized 75 percent as "obviously better for customers than a lower percentage." Exh. 56, 2:10-11. But Mr. Traum nevertheless refused to concede that any departure from traditional cost-of- service rate making principles is justified. Thus, OCA argues in favor of ratepayer retention of 100 percent of merger-related savings, with incentives for the achievement of those savings, if any, coming through return on shareholder equity. Plainly, however, the Legislature's reference to the "receipt by PSNH customers of a just and reasonable amount of the cost savings that result" from the merger, see RSA 369- B:3, IV(b)(4)(B), reflects a determination that a departure from traditional cost-of-service principles may be justified here in the interest of, inter alia, enhancing the incentive for the Joint Petitioners to create the savings that can then be justly and reasonably passed on to customers.

In the context of this statutory requirement for just and reasonable sharing of merger-related savings, the Joint Petitioners stress that the Merger Settlement Agreement "guarantees that customers will receive savings - regardless of whether the projected synergies actually produce the expected lower costs." Joint Petitioners' Brief at 4-5 (emphasis in original). According to the Joint Petitioners, customers "will receive a minimum of $74.8 million in savings." Id. at 5, citing prefiled testimony of Staff witness Andrew Kosnaski, Exh. 31, 17:15. In the view of the Joint Petitioners, this guarantee exceeds the statutory requirement because RSA 369-B:3, IV(b)(4)(B) requires the sharing of savings that "result" from the merger, whereas the Merger Settlement Agreement shares estimated savings whether they ultimately occur or not. And to those who would suggest that the amount of savings to be guaranteed ratepayers is insubstantial, the Joint Petitioners point out that, assuming annual sales of approximately 7,000 gigawatt-hours and a delivery charge of $0.028 per kilowatt-hour, the shared merger savings will represent nearly eight percent of PSNH's post-restructuring delivery service charges.

Mr. Kosnaski testified on behalf of Staff that the Joint Petitioners' estimate of merger-related savings appears to be reasonable. According to Mr. Kosnaski, the Joint Petitioners estimate that their merger-related synergies will comprise roughly seven percent of their annual operations and maintenance expense, which is very close to the median and mean expectations in other comparable transactions between electric utilities. Exh. 31, 11:6-
10. Mr. Kosnaski further testified that eight percent of the estimated synergy savings from the overall merger were allocated to PSNH, based on proportions of revenues and assets. Id. at 14:4. According to Mr. Kosnaski, his estimate of $74.8 million on sharing guarantees over the ten-year period will have a present value of $46.9 million at the time the sharing begins. Id. at 17:7- 9.

GOECS expresses a concern about a "possible disconnect" between the guarantee of 75 percent of estimated merger-related savings and the actual mechanism by which the Merger Settlement Agreement would deliver those savings to PSNH customers. On behalf of GOECS, John Antonuk criticizes the Merger Settlement Agreement for relying on rate cases to generate the savings sharing, contending that "[t]here is no assurance that rate cases during the remaining seven years will occur often enough to capture the increase in savings that the [Joint Petitioners] project." Exh. 27 at 3:67-68. Mr. Antonuk praises the Demonstration Mechanism contained in Attachment B to the Merger Settlement Agreement as a "good-faith attempt," but he goes on to say that the proposed mechanism fails to assuage his concerns "about how hard it is to verify PSNH's entitlement to the potential $25 million in additional revenues that it may obtain under the merger settlement agreement." Id. at 4:82-85.

At hearing, Mr. Morris testified on behalf of the Joint Petitioners that, whatever the virtues of the mechanism set forth in Attachment B,

whenever we get to that ultimate undertaking, I have every faith that the Commission Staff and the ratemaking group inside of PSNH will come to some reasonable way to ensure that [i.e., ratepayer receipt of guaranteed merger savings] happens. It's a guarantee. We'll make sure that happens. That's what the word means.

Tr. III, 150:12-17. GOECS expresses "relief" that Mr. Morris made such a commitment under oath at hearing. GOECS Brief at 12. However, GOECS still asserts that a straightforward "merger credit" is a simpler and more reliable method for delivering the savings to ratepayers. In its reply brief, GOECS takes the position that the Commission should condition approval of the merger on the Joint Petitioners guaranteeing that PSNH ratepayers will receive $82,345,000 in merger-related savings - calculated by taking 75 percent of the $105,874,000 in merger-related savings that Attachment A to the Merger Settlement Agreement sets forth, less 75 percent of PSNH's eight percent share of the $49 million in transaction costs that GOECS contends should be the exclusive responsibility of NU and CEI shareholders. FN11)

On behalf of OCA, Mr. Traum argues in favor of traditional cost-of-service ratemaking principles that would return 100 percent of any merger-related savings to ratepayers, absent regulatory lag (allowing PSNH to keep some portion of the savings through delays in the regulatory process) or the institution of performance-based ratemaking (which would explicitly tie rates to the achievement of certain service-related objectives). OCA is particularly concerned about the demonstration mechanism, expressing the view that PSNH and its parents have every incentive to pour considerable resources into gaming the mechanism so that PSNH is able to retain (through its share of merger-related savings under the Merger Settlement Agreement) savings that would ordinarily inure to ratepayers in connection with divestiture, securitization, NU's acquisition of Yankee Gas in Connecticut, productivity gains, etc.

BIA analogizes the process of overseeing the merger savings guarantee to the process of selling PSNH's generation assets. According to BIA, just as it is necessary to have an independent expert oversee the sale process, so should the Joint Petitioners be required here to fund an "independent verification process" to be managed by the Commission. BIA Brief at 2.

Commission Analysis

We note at the outset that, despite the reference in parties' arguments to "75 percent of savings," we make no finding that the $74.8 million in savings passed through to consumers represents 75 percent of the allocable savings that actually will be realized. Indeed, given regulatory lag and the general uncertainty of merger savings, $74.8 million may well represent more than 75 percent of the total savings allocable to PSNH consumers. The question becomes whether the amount of guaranteed savings to consumers is just and reasonable. We conclude that the Settlement Agreement's guarantee of $74.8 million in savings passed through to PSNH customers is consistent with the public good, and constitutes a just and reasonable provision of savings to ratepayers, as required by RSA 369-B:3, IV(b)(4)(B).

We deem it laudable that CEI is willing to guarantee that ratepayers will receive benefits regardless of whether predicted savings actually materialize. Despite the flurry of utility mergers occasioned by restructuring and other factors, no other utility with operations in New Hampshire has been willing to make such a commitment. We will hold the Joint Petitioners to their word that the guarantee applies whether or not the anticipated savings are actually achieved in whole or in part. We also note that the savings sharing mechanism provides an incentive for CEI to maximize the savings. This is because, during the initial ten-year period after consummation of the merger, CEI is able to retain savings realized over the initial $74.8 million passed through to customers, up to a limit of $31 million.

Further, we agree with those parties who take the position that the guarantee is only meaningful if we make clear that the actual receipt by customers of their $74.8 million must occur, even if the mechanisms set forth in the Merger Settlement Agreement prove inadequate to the task. The record here contains only speculation that the good faith effort to arrive at a savings sharing mechanism will not achieve the desired objective. Nevertheless, phenomena such as regulatory lag and gaming are real. We wish to make it understood, therefore, that we will hold Mr. Morris to his word on behalf of the Joint Petitioners that a guarantee really is a guarantee, and that PSNH ratepayers will actually receive the merger-related savings to which they are entitled under the Merger Settlement Agreement that we approve today with conditions. Further, we stress that part of what we deem the Joint Petitioners to have guaranteed is that ratepayers will retain any savings actually achieved that are in excess of 100 percent of those estimated in the Synergy Study.

As noted by Mr. Antonuk, the Demonstration Mechanism appended to the Merger Settlement Agreement represents a good faith effort by the Settling Parties, as well as the other intervenors that participated in the discussions, to confront the challenging task of making good on the guarantee offered by the Joint Petitioners. Because, in our opinion, the record establishes no basis for determining at this point that the mechanism is flawed, we presume that the mechanism is viable. But we stress that we deem the Joint Petitioners' guarantee to be absolute and will not hesitate to order a different mechanism should that become necessary in order to make the guarantee effective. In that regard, we do not agree with BIA that it is necessary for us to create a special process for independent verification of merger-related savings. We believe that Staff, employing outside consultants if it becomes necessary, can discharge this function satisfactorily.

Our last general point concerning the guaranteed sharing of merger-related savings concerns executive separation costs. As is made clear by Attachment A to the Merger Settlement Agreement, the Joint Petitioners have agreed to exclude $12,465,000 in executive separation costs from the calculation of guaranteed merger-related savings to be passed on to New Hampshire ratepayers. The Merger Settlement Agreement itself makes clear that expenses relating to executive severance "shall not be recovered from New Hampshire customers either directly or indirectly." Exh. 1 at 6, IV(8). In his testimony, Staff witness Cunningham explained that the executive severance costs were deemed to be "disproportionate." Tr. VI, 62:12 and 18. In other words, the benefits to ratepayers, if any, of these payments do not bear the appropriate relationship to the size of the payments in order to justify ratepayers being responsible for them, either directly or indirectly. No party appears to disagree with this proposition. In these circumstances, we expressly condition our approval of the Merger Settlement Agreement on ratepayers not being responsible, either directly or indirectly, for any portion of the executive separation costs the Joint Petitioners incur as a result of the merger.

D.  Savings-Sharing During Initial 33-Month Period; Transaction Costs

One of the most contentious issues to emerge at the hearings in this docket concerns the sharing of merger-related savings during the 33 months following the consummation of the merger. Messrs. Hyman Schoenblum and Stephen Hall, in prefiled testimony submitted on behalf of the Joint Petitioners, note that there is no "formal tie" between the initial 33-months of retail competition, during which PSNH delivery service rates would be fixed at $0.028 per kilowatt-hour, and the similar period under the Merger Settlement Agreement during which CEI would be able to retain all actually achieved merger-related savings allocable to PSNH. See Exh. 5, 5:124-127. However, as Mr. Hall noted at hearing, the effect of such a provision would be to permit PSNH to retain any merger-related savings during the 33 months, thus reducing its costs and relieving some of what PSNH has contended will be a $10-$14 million annual revenue shortfall during the period of fixed delivery charges leading up to the first PSNH post-restructuring rate case. See Tr. I, pages 39- 46; see also Exh. 6 at 4, lines 7-10 (reducing delivery service charge during initial 33-month period to account for merger savings would "only widen [the] gap"). According to Messrs. Schoenblum and Hall, Attachment A to the Merger Settlement Agreement demonstrates that there are negative savings during the first two years of the initial period, that as a result "the amount of net savings during that initial 33- month period is limited, at best," and that requiring PSNH to pass savings on to customers during this period will threaten efforts to upgrade the company's investment rating. Exh. 6 at page 4, lines 11-20.

On behalf of Staff, Mr. Cannata noted in his prefiled testimony that, in light of PSNH's strong belief that it will be grappling with a significant revenue shortfall during those initial 33 months post-restructuring, "this item was the lever that enabled such a disproportionate percentage of the savings to be guaranteed for customers" over the life of the Merger Settlement Agreement. Exh. 33 at page 8:2-5.

GOECS argues emphatically that merger-related savings must be shared with customers immediately. GOECS notes that it did not agree with PSNH's prediction of a revenue shortfall for the initial 33 months when GOECS and PSNH were among those in negotiation over the Restructuring Settlement Agreement, and finds even less reason to agree with such a prediction now, given what GOECS characterizes as significant increases in PSNH's sales volumes and a continuing delay in the advent of restructuring that continues to inure to the financial benefit of PSNH.

In support of its position, GOECS invokes RSA 369- B:3, IV(b)(3), which provides in part that the Commission may not issue a securitization-related finance order unless it determines that "[c]ustomer savings [resulting from PSNH restructuring] shall be not less than $450,000,000, excluding savings from rate reduction financing and merger savings." According to GOECS, this reflects a legislative intent that (1) merger savings must be in addition to any savings related to restructuring and (2) such merger-related savings must begin flowing to customers without delay.

According to GOECS, a 33-month delay in flowing merger-related savings to customers results in a reduction in the net present value of the savings by either $3 million or $6 million, depending on the treatment of the $49 million in transaction costs that GOECS elsewhere argues shareholders should bear. GOECS rejects the notion that the pass-through of merger savings should be delayed because most of the costs to achieve the merger will be incurred during this period. In that regard, GOECS notes that the Joint Petitioners propose to amortize merger costs over a 40-year period. Thus, according to GOECS, "[f]rom an accounting point of view, the savings will start immediately." GOECS Brief at 9 n. 1. GOECS points out that costs to achieve the merger, as incurred during the initial 33 months, were lower than anticipated in the merger of CEI and Orange & Rockland Utilities and may also be lower than anticipated here. Finally, GOECS notes that, in the period immediately after the consummation of the merger, a great deal of the time and effort of PSNH employees and NUSCO employees that would normally be devoted to serving New Hampshire customers will instead be devoted to integrating their companies with the CEI system and worrying about their future as employees of the combined system. In these circumstances, according to GOECS, it is fair to assure that ratepayers begin receiving their guaranteed 75 percent of merger-related savings right from the consummation of the deal.

As noted in the prefiled testimony of GOECS witness Antonuk, the mechanism GOECS proposes for flowing merger-related savings to PSNH customers immediately is a "merger credit" of 0.5 mils per kilowatt-hour to apply until the first post-restructuring PSNH rate case. According to Mr. Antonuk, this will yield approximately $10 million, or 75 percent of the estimated savings attributable to PSNH over the first three years of the merger exclusive of transaction costs and executive severance payments. See Exh. 26 at 22-23.

Representative Bradley agrees with GOECS that the ratepayers' 75 percent share of the merger-related savings should begin flowing immediately, not 33 months after the merger is consummated. He views such immediacy as necessary under the requirement in RSA 369-B:3, IV(b)(4)(B) that the sharing of merger savings be "just and reasonable." However, in his prefiled testimony, Representative Bradley noted that the Joint Petitioners have implied that savings will not occur in the first 18-24 months after the merger is consummated. The implication is that the process of consolidation and the corresponding synergy savings takes this period of time to be implemented. Such a claim on the part of the Joint Petitioners may be reasonable if verified by the Commission. Thus, it may be reasonable for the Commission to proceed by allocating the synergy savings 18-24 months after the completed merger . . . .

Exh. 47 at 7-8.

The Staff Advocates also take the position that a just and reasonable sharing of the merger-related savings requires their flow-through to customers during the initial 33-month period. They point to the testimony of their witness, Mr. LaCapra, to the effect that $78 million to $117 million represents a reasonable range of values for PSNH customers to receive (in the form of shared savings) as a result of the merger. According to the Staff Advocates, the Merger Settlement Agreement provides only $74.8 million; they attribute the shortfall to the failure to provide for shared savings during the initial period. The Staff Advocates urge the Commission to reject the notion that savings should not flow to customers during the initial period because incurred costs to achieve the merger will be significant during the period. The Staff Advocates estimate net savings during the period to be $5.1 million and, as did GOECS, they point out that, because the Joint Petitioners propose to amortize the costs to achieve the merger, ratepayers will not escape these costs simply by eschewing their share of merger-related savings during the initial period.

The Staff Advocates dispute the Joint Petitioners' contention that reducing the PSNH delivery service charge during the 33-month initial period would only widen an already-expected revenue shortfall of between $10 and $14 million. The Staff Advocates point out that cost-savings would reduce any revenue shortfall absent an offsetting rate reduction. Thus, the Staff Advocates argue, as long as the Joint Petitioners are able to retain some portion of the savings achieved during the initial 33 months, any revenue shortfall would narrow rather than widen. The Staff Advocates point out that the Commission never found that such a shortfall exists when it approved the Restructuring Settlement Agreement in Docket No. DE 99-099.

The Staff Advocates reject any contention by the Joint Petitioners that the sharing of merger-related savings during the initial period will have any effect on PSNH's investment rating. According to the Staff Advocates, this is at odds with the views of Mr. Schoenblum and Staff Witness Kosnaski that, overall, the merger can be expected to improve the investment ratings of the NU operating companies.

Additionally, the Staff Advocates draw the Commission's attention to Mr. Hall's testimony at hearing that "[t]o the extent that there are any savings [during the initial period], it will be a windfall that wasn't even anticipated during the restructuring negotiations." Tr., Day I, page 44, lines 4-5. In the view of the Staff Advocates, PSNH and its corporate parents should not be permitted to retain a windfall. Their position is that "[t]he merger savings are a new and separate source of value that PSNH should not be permitted to retain based upon claims that it cannot afford to live with the deal it made with the State in the Restructuring Proceeding." Staff Advocates Brief at 12.

The Staff Advocates take exception to the views expressed by Messrs. Schoenblum and Hall in their prefiled rebuttal testimony to the effect that, because the Restructuring Settlement Agreement does not provide for an adjustment to the delivery service charge during the initial period in the event of a merger, the Commission is precluded from ordering such an adjustment here. See Exh. 6 at page 5, lines 1-12. The Staff Advocates characterize this argument as a "red herring," pointing out that the Commission determined in Docket No. DE 99-099 that there had been no meeting of the minds among the parties to the Restructuring Settlement Agreement concerning the effect of the merger on the restructuring issues decided in that docket.

Finally, the Staff Advocates contend that nothing in RSA 369-B or other provisions of the chapter law with which RSA 369-B was enacted precludes a merger-based adjustment of PSNH's delivery rates during the initial period. Under RSA 369-B:3, IV(b)(5), the Commission in its securitization finance order was required to determine that "[t]he delivery service charge . . . shall be fixed for a period of 33 months from competition day at $0.028 per kilowatt-hour[.]" According to the Staff Advocates, even assuming that this provision precludes a reduction in the delivery service charge, the Commission could use other mechanisms (e.g., a reduction in stranded cost charges) to pass merger-related savings on to customers during the initial period.

BIA agrees with those parties who seek sharing of merger savings immediately. According to BIA, it is important to the state's business community to bring PSNH's electric rates to the regional average as quickly as possible.

In rebuttal, the Joint Petitioners make two points. First, they contend that nothing in RSA 369-B:3, IV(b)(4)(B) requires a specific time period or a specific amount with regard to the just and reasonable sharing of merger savings. Secondly, they essentially offer a more specific variation on Mr. Cannata's point that ratepayers receive real value in exchange for foregoing merger savings during the initial period. According to the Joint Petitioners, if one is to "correct" the savings calculations to allow for flow-through of savings during the initial period, then ratepayers would have to give up these concessions made by the Joint Petitioners: $63.4 in gas-supply savings that are not really allocable to PSNH (because PSNH has no gas operations and gas-related savings in the merger overall are attributable to NU operations in other states) and the use of an 8 percent allocation figure to compute PSNH's share of the merger savings when, in fact, PSNH's true share is really
7.8 percent. According to the Joint Petitioners, these adjustments would yield a PSNH customer share of $73.7 million in merger savings, $1 million less than the guarantees contained in the Merger Settlement Agreement as calculated by Mr. Kosnaski. See Joint Petitioners' Reply Brief at 3, citing Exh. 31 at 17.

An issue that we deem to be related to savings sharing during the initial 33 months concerns the extent to which CEI may net transaction costs - i.e., fees associated with investment bankers, attorneys, accountants and consultants incurred in connection with the actual consummation of the merger transaction - against the amount of synergy savings to be shared with ratepayers (FN12) In his prefiled Rebuttal testimony, Mr. Antonuk contends that transaction costs should not be deducted from the merger-related savings to be shared with ratepayers. Mr. Antonuk places these transaction costs in the same analytical category as the executive severance costs that the Merger Settlement Agreement would exclude from the savings calculus. According to Mr. Antonuk,

[t]he benefits of [the merger] transaction flow to NU shareholders who obtain the acquisition premium and to Con Ed shareowners who achieve value through the acquisition of NU. Therefore, those costs should be attributed to benefits that shareowners obtain through the merger transaction, not to reductions in utility-service cost.

Exh. 27 at 22:439 to 23:440-442. Mr. Antonuk elaborated in his oral testimony:

Ratepayers don't get the acquisition premium that results from the transaction, they shouldn't pay the cost of the transaction. If ratepayers don't get control of NU as a result of the transaction, they should not pay the costs of the transaction. If you make the transaction costs relevant to customers, you make the acquisition premium relevant to customers in my analytical judgment.

Tr. II, 149:15-22.

On behalf of the Joint Petitioners, witnesses Hall and Edward Rasmussen disagreed with Mr. Antonuk's view of transaction costs. According to the prefiled testimony of Messrs. Hall and Rasmussen, Mr. Antonuk's position assumes that in order to achieve synergies and savings, the merger would have happened anyway. Where savings will be guaranteed under the Merger Settlement Agreement, the steps needed to accomplish the merger and their related costs are a prerequisite to achieving the savings. The Joint [Petitioners] have agreed that the merger-related transaction costs will be booked along with the Acquisition Premium as a holding company cost; however, if the Commission decides to pass through the savings from the onset of the merger (which the Joint [Petitioners] oppose), the costs to achieve the merger should be netted against any savings realized during this period. The majority of the transaction costs to achieve the merger are incurred well before the first 33 months is over; therefore, if the Commission does not flow through merger related savings during the initial period, the majority of merger-related transaction costs will not be a factor either.

Exh. 6 at 7:3-15. On behalf of Staff, Mr. Cunningham agreed with the Joint Petitioners, commenting that transaction costs "should be recoverable by the jurisdictional subsidiaries, because these costs are generating, are the source of huge amounts of savings that the jurisdictional companies are achieving. Therefore, out of equity, they should also be given an opportunity to recover those costs." Tr. VI, 49:19- 24 to 50:1-2. Staff witness Cannata agreed with counsel for GOECS that treatment of the transaction costs only becomes relevant in the event that savings are flowed through to customers during the initial 33-month period, given that the transaction costs will be incurred during that time. Id. at 51:15-24 to 52:1-18. However, Mr. Cunningham noted that, for accounting purposes, these transaction costs will be recorded at the holding company level and amortized over a 40-year period. Id. at 54:1-16.

Commission Analysis

After careful consideration, we have concluded that it is in the public interest to accept the provisions of the Merger Settlement Agreement that defer the sharing of merger-related savings for the first 33 months. While expressing no view here as to the validity of PSNH's ongoing contention that it will suffer a revenue shortfall during the period, we accept Staff's contention that this provision of the Merger Settlement Agreement represents a reasonable compromise, i.e., the foregoing of a relatively small amount of ratepayer relief in the short term in favor of long-range guaranteed sharing of merger savings that is of a greater magnitude than it would otherwise have been.

We are unable to agree with those parties who contend that RSA 369-B:3, IV(b)(4)(B) requires the immediate sharing of merger-related savings. This provision is silent as to timing, simply requiring that the sharing of merger-related savings be just and reasonable. We conclude that deferring the pass-through of savings during the 33-month period is just and reasonable, in the context of the Merger Settlement Agreement as a whole and of the guarantee of $74.8 million in savings.

The fact that CEI plans to amortize the transaction costs over 40 years for accounting purposes is of no consequence. GOECS stresses this issue apparently to bolster its contention that ratepayers are entitled to share in merger savings immediately regardless of what accounting devices CEI uses. However, as we have already concluded, we deem the deferral of savings sharing to be a reasonable compromise in the circumstances.

E.  Acquisition Premium and Stranded Cost Recovery

A year ago, when we approved the proposed merger of New England Electric System (NEES) (parent company of New Hampshire utility Granite State Electric Company (GSEC)) with National Grid Group plc in Order No. 23,308 (October 4,
1999), we noted that we did not believe that "our statutory mandate to scrutinize utility mergers permits us to seize on behalf of ratepayers any portion of the capital gains reaped by the shareholders of the selling entity." Id., slip op. at 18-19. However, on rehearing, we agreed with OCA that the Restructuring Act, RSA 374-F, "provides us with the authority to revisit the issue of [a utility's] stranded cost recovery in appropriate circumstances." Order No. 23,353 (November 29, 1999), slip op. at 4. Accordingly, we ruled that our future review of NEES' divestiture of its nuclear generation assets would "provide an appropriate opportunity to consider what effect, if any, that the gain on the sale of NEES would have on the amount of stranded costs associated with GSEC's share of NEES' nuclear assets."

As it did in the NEES case, OCA takes the position that a crucial and outcome-determinative relationship exists between an electric utility's approved stranded cost recovery and any acquisition premium paid for that utility by an acquiring company once recovery of stranded costs has been authorized. According to OCA, ratepayers are being forced to bear 84 percent of PSNH's stranded costs and, therefore, the Commission should "credit" PSNH ratepayers with 84 percent of the acquisition premium attributable to PSNH. OCA Brief at 5.

Testifying on behalf of OCA, Peter Bradford expresses the view that the principle of symmetry of risk and reward requires the Commission to claim a portion of the acquisition premium on behalf of PSNH ratepayers who have and/or will be expected to pay PSNH stranded costs. Quoting writings of such utility experts as Dr. Alfred Kahn and Dr. Kenneth Gordon, and citing cases from the Maine Supreme Judicial Court as well as Democratic Central Committee of the District of Columbia v. Washington Metropolitan Area Transit Commission, 485 F.2d 786 (D.C. Cir. 1973), Mr. Bradford argues that "fairness and established regulatory principles give the customers [of PSNH] the first claim on the gains" from the sale of PSNH to CEI. Exh. 57 at 6-9.

Democratic Central Committee concerned capital gains on a regulated transit company's sale of real estate. The federal appeals court concluded that "[c]onsumers become entitled to capital gains on operating utility assets when they have discharged the burden of preserving the financial integrity of the state which investors have in such assets." Democratic Central Committee, 485 F.2d at 821. (FN13) In its brief, OCA anticipates the argument that a merger can and should be distinguished from an asset sale on the grounds that ratepayers are never to be held liable for shareholder losses related to the fluctuating price of a utility's stock. In essence, OCA contends that the present transaction is indistinguishable from an asset sale, given that the once-vertically integrated PSNH is essentially being disassembled - with the generation assets being, in essence, purchased by ratepayers through the process of stranded cost recovery and the transmission and distribution assets being purchased by CEI. OCA labels the proceeds of the latter transaction as "stranded benefits," OCA Brief at 6, and maintains that sharing them with ratepayers is simply the logical extension of sharing stranded costs with customers.

OCA also anticipates that merger proponents will argue that claiming some portion of the acquisition premium on behalf of ratepayers would have the effect of preventing such mergers altogether, eliminating synergy savings as well. According to OCA, the Joint Petitioners should have but did not demonstrate that this is so, and also failed to meet their burden of proof on the larger question of whether ratepayers would be better off in the long run if the merger is allowed to go forward. Further, OCA argues that all of the anticipated savings in at least one major cost category simply come from expecting that NU's efficiency level will match that which CEI has already achieved. In these circumstances, according to OCA, the notion of such savings being merger-related is illusory because the Commission should be expecting NU to achieve such economies in any event.

OCA agrees with Staff witness Kosnaski, see Tr., Day VI at 189:12-13, that claiming some portion of the acquisition premium on behalf of ratepayers may trigger a situation in which CEI could call off the merger, at least under its present terms.

The Staff Advocates also support the concept of considering the gains of NU shareholders as a result of the merger as a basis for recalculating PSNH's recoverable stranded costs. According to the Staff Advocates, (1) the Commission in the NEES/National Grid decision specifically reserved its right to take such action in appropriate circumstances, and (2) nothing in RSA 369-B or the Restructuring Settlement Agreement precludes such a determination.

Testifying on behalf of the Staff Advocates, Mr. LaCapra expressed the view that, while cost savings remain a major factor in the current trend toward mergers in the electric industry, "it is competition, or more accurately, the fear of competition that is driving the current wave of mergers." Exh. 29A at 25:20-22. In other words, according to Mr. LaCapra, with the advent of a competitive market in electricity generation, "[m]ergers and acquisitions enable utilities to position themselves to deal more effectively with competitive threats and grow their businesses." Id. at 25:22 to 26:1-2. According to Mr. LaCapra, the nation's electric utilities "will need to become bigger and more flexible to capitalize on the new business opportunities." Id. at 26:11-12.

In Mr. LaCapra's opinion, the divestiture of generation assets and attendant resolution of stranded cost issues has increased the value of electric utilities at the very time that restructuring has driven them into the merger marketplace. According to Mr. LaCapra, "[f]inancial analysts and industry experts agree that the bulk of the risk faced by integrated utilities lies primarily with the generation function." Id. at 28:21-22. His conclusion:

[T]he very market forces that are purportedly leaving PSNH with stranded costs, i.e., retail competition, also contribute to the desire for companies such as NU and CEI to join forces. Thus, if it is found that the gain from the sale of transmission and distribution assets associated with non-utility income derived from industry deregulation or the use of utility assets in new activities or ventures, then basic fairness demands that a portion of the gain be used to offset losses caused by deregulation.

Id. at 30:20 to 31:1-7.

Mr. LaCapra contends there is precedent for such treatment in the netting of above-book proceeds from the sale of New England Power's non-nuclear generation assets against the below-book value of the company's regulatory assets and nuclear power plants, as well as, generally, the reduction in fuel costs or base rates to reflect gains on surplus capacity and energy sold into the unregulated wholesale market. As did OCA and its witnesses, Mr. LaCapra rejects the distinction between asset sales and merger. According to Mr. LaCapra, "[regardless of the merits of that argument, the law governing the determination and recovery of stranded costs by New Hampshire utilities requires that the outcome be equitable, appropriate and balanced." Id. at 34:4-7.

These views, as expressed by Mr. LaCapra, account for the high end of Staff Advocates' proposed "reasonable range" of between $78 and $117 million as the value that PSNH ratepayers should receive in connection with the merger if it is to be approved. See Staff Advocates Brief at 8. According to the Staff Advocates, the $117 million figure represents 80 percent of the acquisition premium attributable to PSNH. Like OCA, the Staff Advocates believe the ratepayers are entitled to roughly 80 percent of this sum because they are being held responsible for 80 percent of PSNH's stranded costs.

Citing Burrows v. City of Keene, 121 N.H. 590 (1981), and Appeal of Public Service Company of New Hampshire, 122 N.H. 1062 (1982), the Joint Petitioners contend that any recalculation of PSNH's stranded costs to take into account the acquisition premium in the NU/CEI merger would amount to an unconstitutional taking without just compensation. According to the Joint Petitioners, the merger also provides no economic basis for allowing ratepayers to avoid paying what would otherwise be legitimate stranded costs because, after the merger, PSNH will continue to exist and continue to provide service precisely as it did prior to the merger. In the Joint Petitioners' view, OCA and the Staff Advocates are asking the Commission to require CEI to pay twice for PSNH's common equity: once to NU shareholders and second to ratepayers via a write-off of approved stranded costs.

The Joint Petitioners vehemently disagree with Mr. Bradford's articulation of the so-called symmetry principle. According to the Joint Petitioners, the symmetry principle is correctly applied when PSNH sells its generation assets pursuant to the Restructuring Settlement Agreement and applies any gain to offsetting otherwise recoverable stranded costs. In the view of the Joint Petitioners, because ratepayers have never borne the risk of losses associated with declines in the value of the merging companies' securities, they have no entitlement to any gains associated with increases in such values.

Commission Analysis

To the extent that any party is arguing that, outside the context of establishing a utility's level of recoverable stranded costs under RSA 374-F, we should conclude that ratepayers are entitled to a share of the acquisition premium from this proposed merger, our previous conclusion in the NEES/National Grid Group case, quoted supra, must govern. As we said there, nothing in our enabling legislation permits us as a general proposition to seize on behalf of ratepayers any portion of the capital gains on a utility's stock reaped by the shareholders of the selling entity.

With regard to the more specific question of whether we should revisit PSNH's recoverable stranded costs in light of the acquisition premium in this case, we conclude that we are precluded from doing so given the unique legal circumstances in which this proceeding arises. As has already been discussed, this case is unlike any other merger proceeding in that it arises in the unique context of the ongoing litigation between PSNH and the State of New Hampshire concerning restructuring and stranded costs. More importantly, the case arises in the context of the Legislature's specific consideration of the relationship between this merger and PSNH stranded cost recovery. Just as the Legislature is presumed to be aware of then-existing statutes at the time of an enactment, see Appeal of Public Service Co. of New Hampshire, 141 N.H. 13, 25-26 (1996), as well as the state of the common law at the time, see Appeal of Hickey, 139 N.H. 586, 588 (1995) (citation omitted), we must assume that when the Legislature enacted RSA 369-B in June of 2000, it was well aware of the pendency of this merger proceeding as well as our previous suggestion that it could be appropriate to revisit a utility's recovery of stranded costs when the utility is acquired at a premium by another entity, see Cannon
v. University of Chicago, 441 U.S. 677, 697 (1979) (noting, generally, that "[it is always appropriate to assume that our elected representatives, like other citizens, know the law"). Presumably bearing these things in mind, the Legislature created in RSA 369-B:3, IV(b)(4)(B) a specific blueprint for the Commission to employ in assessing the relationship between PSNH's stranded cost recovery on the one hand and issues such as the acquisition premium and sharing of merger savings in this docket on the other. While RSA 369-B speaks to a multitude of issues relating to the restructuring of PSNH, it is noticeably silent on the issue of whether an acquisition premium or any portion of it should be returned to ratepayers. In these circumstances, we must conclude that the Legislature deliberately opted not to mandate a reduction in stranded cost recovery to account for the acquisition premium. See St. Joseph Hospital of Nashua v. Rizzo, 141 N.H. 9, 11-12 (1996) (noting that, "[n]ormally the expression of one thing in a statute implies the exclusion of another") (citations omitted).

In so holding, we stress that we do not reach the substance of the argument of OCA and the Staff Advocates that principles of symmetry and equity would justify our adjusting recoverable stranded costs when a utility that has undergone restructuring and then is sold at a price that enables the utility's shareholders to reap gains through an acquisition premium. We leave that issue to another case, in which the Legislature has not so explicitly weighed the equities for us.

F.  Market Power

We next turn to the issue of market power. As noted, supra, the Merger Settlement Agreement calls for CEI to commission a market power study for "unregulated electric commodity services in New England" within two years of the merger, with subsequent studies as ordered by the Commission. According to Staff, these provisions are adequate to address any market power concerns because nothing in the record suggests that CEI would exercise market power in the immediate wake of the merger and neither NU nor CEI have acquisition plans that would make market power a significant concern in the future.

Staff directs the Commission's attention to the following evidence: (1) the testimony of John Roman of NU that his company plans to retain approximately 1,300 megawatts of generation capacity (out of a total capacity of between 25,000 and 30,000 megawatts for all of New England) following its full restructuring in New Hampshire, Connecticut and Massachusetts, tr. I, 185:2-21; (2) the testimony of Mr. Schoenblum on behalf of CEI that, overall, the combined companies plan to own approximately 2,500 megawatts of capacity, id. at 186:13; and (3) Exhibit 62, which is the market power study that NU and CEI submitted to the FERC in connection with that agency's consideration of the proposed merger. Staff notes that, in the study, antitrust expert William
H. Hieronymus concludes that the merger will result in neither vertical nor horizontal market power. In this context, vertical market power relates to the ability of CEI to use its transmission and distribution system to affect competition in energy markets adversely, whereas horizontal market power refers to CEI's ability to control energy prices through concentrated ownership or control of generation resources.

Staff witness Kosnaski also discusses market power issues in his prefiled testimony. According to Mr. Kosnaski, Staff has a market power concern that arises out of NU's joint ownership of transmission and distribution resources combined with its role in the New England Power Pool (NEPOOL). Specifically, Mr. Kosnaski notes, it may be possible for NU to use its rights within NEPOOL to discriminate unduly on behalf of the power marketing affiliates of NU or CEI. However, according to Mr. Kosnaski, this potential market power problem exists with or without the merger and, in that sense, is not merger-related. In Mr. Kosnaski's opinion, because both CEI and NU have filed open-access transmission tariffs as required by FERC, each company is precluded from favoring the NU/CEI generation or transmission systems over others. Further, according to Mr. Kosnaski, both NEPOOL and the New York Power Pool have or are developing congestion management systems that will mitigate any financial implications of transmission congestion in the regions. Finally, Mr. Kosnaski cites a study conducted by the Maine Public Utilities Commission concluding that, based on the Herfindahl-Hirschmann Index, that the New England power market would be "moderately concentrated" in the summer of 2000. Exh. 31 at 26:3. According to Mr. Kosnaski, NU divestitures since this study have only tended to lessen the extent to which this market is concentrated.

According to the Joint Petitioners, the merger would actually enhance rather than reduce opportunities for further retail competition. They dismiss views to the contrary as speculation. The Joint Petitioners assert that neither CEI nor NU presently enjoy market power in their respective power pools, NEPOOL is growing more diversified each day as formerly vertically integrated utilities divest their generation assets, and the merger will have no effect on transmission because NU and CEI have turned over management and control of their transmission systems to the New England and New York independent system operators (ISOs), respectively.

OCA contends that the merger would not be consistent with the public interest unless the Commission imposes additional conditions designed to address market power concerns. Specifically, Mr. Traum testified that the Commission should either limit CEI to being solely a transmission and distribution company, with no energy operations, or at a minimum the Commission should limit CEI to controlling 2,000 megawatts of generation capacity - the extent of ownership envisioned by Mr. Morris in his testimony in Docket No. DE 99-
099. (FN14)

Mr. Bradford provided extensive testimony on behalf of OCA concerning market power issues. According to Mr. Bradford, because electricity is already a highly concentrated industry in which effective competition has not taken hold, and because a "clear consequence" of the merger would be the elimination of NU and CEI as competitors in each other's service territory, the Joint Petitioners have not but should be required to demonstrate that anticompetitive effects of the merger have been either mitigated or outweighed by other public benefits. Exh. 57 at 17-19. In Mr. Bradford's view, particularly because New Hampshire has made enhanced retail customer choice an explicit objective of electric industry restructuring, see RSA 374-F:3, II, the Commission "cannot just deregulate entry and step back." Exh. 57 at 20:5-6. He argues that "regulatory commissions seeking to establish customer choice in sectors where competition does not presently exist confront a challenge that is fundamentally different from the one that confronts antitrust authorities." Id. at 19:22-24. According to Mr. Bradford, quoting the chief of the U.S. Justice Department's antitrust division, mergers are very difficult to undo after they prove to be anticompetitive and
 . . . during a transition to competition, there is unlikely to be any prospect for meaningful relief after the damage is done. Missed opportunities for the emergence of competition at the outset of the transition are forever lost, with potentially substantial social costs.

Id. at 20:20-24. Mr. Bradford posits as the ideal situation a set of merger guidelines promulgated by the Commission prior to proceedings such as this one. "In their absence," he contends, "a firm decision defining the public interest in an individual case like this one serves much the same purpose in setting a clear precedent for future mergers that will be proposed to this commission." Id. at 22:15-18.

Testifying on behalf of the Joint Petitioners, economist and consultant Eugene Meehan dismisses Mr. Bradford's concerns about the competitive effects of the merger as "speculative" and "illogical." Exh. 58 at 13:8 and 12. According to Mr. Meehan, for Mr. Bradford's concerns to be valid "one would have to believe that the economic benefits of retail competition were contingent upon utilities forming unregulated retail affiliates and becoming leading competitors in the service territories of neighboring utilities." Id. at 13:12-15. Mr. Meehan identifies as the benefits of competition "activities such as efficiently procuring generation in the wholesale market, managing price and supply risks, providing load control and load management services and providing customized energy use tracking and billing services." Id. at 13:24-26. He contends that the unregulated affiliates of NU or CEI would not be in a position to dominate the retail market in New Hampshire by providing these services.

Mr. Meehan points out that CEI has to date not engaged in any retail electricity sales anywhere in New England, and that competitors in the New England retail market "exist across a broad spectrum" from utilities, oil companies, entities formed especially to participate in the market and so-called `dot com' companies. Id. at 14:1-13. Thus, Mr. Meehan concludes, "competition is just beginning and the potential for new entry is vast. Mr. Bradford fails to consider the potential for entry and the factors that will likely result in successful entry." Id. at 14:25-27.

In Mr. Meehan's view, the combination of the competitive energy subsidiaries of NU and CEI will not have a negative effect on customer choice because (1) there are multiple retailers that will enter the New Hampshire market if there is a reasonable expectation of profit, (2) CEI's unregulated subsidiary, Consolidated Edison Solutions, has not applied for a retail license in New Hampshire and (3) there is no evidence that CEI would have any special advantage in the New Hampshire market.

Representative Bradley believes that the market power study proposed in the Merger Settlement Agreement is necessary but not sufficient to address the market power concerns raised by this docket. According to Mr. Bradley, "it is an extraordinary leap of faith to believe there is no potential for market power issues to arise if there are no constraints upon the ability of the Joint Petitioners to acquire a significant amount of generation in the future." Bradley Brief at 4. Like OCA, Mr. Bradley would hold CEI to the 2,000 megawatt estimate that Mr. Morris gave in Docket No. DE 99-099, stressing that he believes that it is also in the public interest for CEI to move forward with its project (launched independently of the merger) to construct a 500-megawatt gas-fired power plant in Newington.

In Mr. Bradley's view, the Joint Petitioners' refusal to commit to any market power constraints beyond the commissioning of a study justifies the inference "that the Joint Petitioners are preserving their ability to once again become significant generation providers." Id. at 5. He suggests one of two outcomes: either an outright limitation on the amount of generation capacity CEI may own following the merger, or a condition that the Joint Petitioners "accept any remedial conditions that a market power study finds would be necessary to achieve a truly competitive market and a level playing field." Id.

Commission Analysis

In our view, it is important to examine market power issues in the assessment of the public interest implications of this proposed merger. We agree with Messrs. Bradford and Bradley that a failure to address market power issues adequately, when the dominant electric utility in New York proposes to acquire the dominant electric utility in New England in a restructuring-driven transaction, could easily undermine the very objectives that electric restructuring was designed to achieve. However, the Joint Petitioners correctly point out that, because the restructured PSNH is still in the process of emerging from its vertically integrated chrysalis, it is difficult if not impossible to assess in any meaningful way the likely effect of the CEI/NU merger on competitive issues arising in the PSNH service territory. In other words, we do not agree with those parties contending that we must definitively resolve market power issues now, before approving the merger.

Our hesitancy is also driven by a concern about the state of the record in this docket. In our opinion, it is inappropriate to conclude that, because NU and CEI plan to own a relatively small amount of generation assets in the New England and New York regional power markets, the potential for market power is greatly limited. Yet the record here contains little insight beyond those assertions. And, indeed, the relevant facts themselves are more than subject to debate because, as OCA vehemently points out, CEI has steadfastly refused to commit itself definitively to a limit of 2,500 megawatts in capacity that Mr. Morris currently identifies as the combined companies' capacity target.

What the record notably lacks is any insight, or any facts from which appropriate insights can be drawn, concerning the manner in which a combined NU/CEI is likely to operate given the current bidding rules in the New England and New York ISOs. In the face of this uncertainty, it is not enough to conclude that market power concerns are satisfied because NU and CEI will own a relatively small proportion of the regions' generation assets. The other highly relevant questions concern how NU and CEI are likely to behave in the market, given the existence of their unregulated energy affiliate or affiliates, and given their control of much of the two regions' transmission systems. We stress that we draw no negative inferences about NU and/or CEI in this regard, concluding only that the record lacks a basis for making an adequate assessment.

In these circumstances, it is reasonable for the Joint Petitioners to have agreed as a condition of merger approval to the conducting of a full market power study two years after the merger, presumably at a time when the functioning of the regional electricity markets and the merged entity's role in them can be better assessed. As a condition of merger approval, we will therefore hold the Joint Petitioners to their commitment to fund a market power study two years hence for "unregulated electric commodity services in New England," subject to our understanding that such a study will concern itself with both horizontal and vertical market power issues as they arise in the wholesale electricity market that includes New England, (FN15) and subject to our further understanding that we may order additional studies in future years as we deem necessary. The Merger Settlement Agreement provides that each such study "shall be performed by an independent market power expert agreed upon by the Joint Petitioners and the Commission Staff and subject to the approval of the Commission." We endorse this language, except insofar as it may purport to give the Joint Petitioners veto power over the choice of consultants. The Joint Petitioners may make their views known, but the Commission will retain the absolute authority to choose the consultants.

Finally, it should be explicitly understood that, as a condition of merger approval, the Joint Petitioners must agree that the Commission retains the right to order appropriate market power mitigation measures in response to any market power study performed pursuant to the Merger Settlement Agreement. The prophylaxis contemplated by the market power provisions of the agreement would be illusory indeed if the Commission were to have no ability to address any issues that are identified by the market power studies for which the Merger Settlement Agreement so laudably provides.

G.  Affiliate Issues

Related to market power concerns are certain recommendations in the testimony of Mr. Traum of OCA concerning the relations among CEI affiliates after the merger. Specifically, Mr. Traum recommends that merger approval should be conditioned on (1) "affiliated interest allocations, including allocations by the service company," being subject to Commission oversight for ratemaking purposes, (2) mandated "asymmetric" pricing of transactions between CEI regulated and unregulated affiliates, (3) an 18-month limitation on the retransfer of an employee who moves between a regulated and an unregulated affiliate, and (4) the payment of a "headhunter's fee" when an employee transfers from a regulated affiliate to an unregulated one. Exh. 55 at 9:15-22 to 10:1-9. Mr. Traum explains that "asymmetric pricing" means that the prices for services, products, and the use of assets provided by a regulated entity to its non-regulated affiliate should be priced at the higher of fully allocated costs or prevailing market prices, while the prices for services, products and the use of assets provided by a non-regulated affiliate to a regulated affiliate should be the lower of fully allocated costs or prevailing market prices.

Id. at 9:20-22 to 10:1-3.

In addition to the points raised by Mr. Traum in his testimony, OCA in its brief asks the Commission to condition merger approval on the Commission retaining the authority to override for ratemaking purposes any cost allocations established by the SEC. According to OCA, allowing the SEC to make these determinations in a manner that is binding on PSNH's rates would effectively prohibit the OCA and other intervenors from participating in such decisions, given budgetary and other logistical constraints. Further, OCA strongly recommends that the Commission require CEI to maintain separate service companies - one for regulated entities and the other for unregulated ones - as a condition of merger approval. On behalf of Staff, Mr. Cunningham testified that the establishment of two separate service companies along these lines is "definitely" an important element in his decision to support the merger because it addresses his "concerns about affiliated service companies and the related cross subsidization that could happen." Tr. VI, 169:18-22.

The Joint Petitioners do not address these recommendations in any comprehensive way. In their reply brief, they note simply that the "current plan" is to have two service companies in the manner suggested by OCA, but suggest that to condition the merger on such a structure would be to deny them the flexibility to implement the most cost effective corporate structure. Joint Petitioners' Reply Brief at 6-7.

Commission Analysis

We will adopt the recommendation of Messrs. Traum and Cunningham to require, as a condition of merger approval, that CEI follow through with its present plans to maintain separate service companies, one to provide services to unregulated operations and the other to provide service to regulated ones. We find unconvincing the Joint Petitioners' sole objection to such a condition - that it would limit their flexibility to achieve maximum cost efficiency. The testimony of Messrs. Traum and Cunningham provides an adequate basis for concluding that any hypothetical efficiency losses are outweighed by the public interest benefits of assuring that PSNH ratepayers are not somehow subsidizing CEI's unregulated operations through shared service company costs. With regard to the allocation issue, we agree with OCA that it is appropriate to impose on this merger the same condition we imposed on NEES and NGG: that "any SEC or FERC determination relating to the merger or to the allocation of the acquisition premium shall not be binding on, or have any precedential effect before, the Commission." See Order No. 23,308, slip op. at 26. Finally, with regard to the remainder of Mr. Traum's recommendations, we express no view other than concluding that the issues raised therein are best addressed in the context of a proceeding considering affiliate transaction rules rather than a merger.

H.  Corporate Governance

In the prefiled testimony he submitted on behalf of OCA, Mr. Bradford relied upon his experience as former chairman of both the New York Public Service Board and the Maine Public Utilities Commission to conclude that PSNH "will undergo a virtual rechartering as it is absorbed into Con Ed." Exh. 57 at page 23, line 12. According to Mr. Bradford,

[t]he concerns and controversies in electric power over the last three decades demonstrate that utility outlook and leadership - as well as the ability of regulators to make their concerns clearly and effectively heard - has been vital to the economies of New Hampshire and of New England. It is likely that the larger entity - governed from New York - that will emerge from this merger will be less responsive to New Hampshire concerns than NU would have been.

Id. at page 23:16-22.

Other parties and witnesses also commented on the problem of PSNH becoming a much smaller portion of the operations of its parent company after the merger than it was as a subsidiary of only NU, as well as the related question of PSNH being owned by a parent whose New York headquarters is even farther away from New Hampshire than the already-distant Berlin, Connecticut headquarters of NU is. Testifying on behalf of SOHO, Mr. Roger Colton spoke of "remoteness" and "dilution" in the context of PSNH's responsiveness to the needs of low-income customers when the company's owner is so distant from those customers. See Exh. 22 at 20-22. On behalf of GOECS, Mr. Antonuk proposed the creation of a New Hampshire advisory board to provide CEI's senior management with a New Hampshire perspective. See Tr., Day II, page 104, lines 14-24. Mr. Cannata expressed a similar view on behalf of Staff. See Tr., Day VI, page 88, lines 17- 24 and page 89, lines 1-8. Representative Bradley described the lack of New Hampshire representation on the CEI board of directors as "problematic." Tr. IV, 10:24.

The Joint Petitioners oppose either the creation of a New Hampshire advisory board for CEI or a requirement that New Hampshire be represented directly on CEI's board of directors. At hearing, Mr. Hall testified that board representation would be unnecessary because the merger will have no effect on the Commission's oversight of PSNH and because PSNH has committed itself to maintaining an executive officer based in New Hampshire. Tr. I, 181:24 to 182:1-6. The Joint Petitioners further point out that PSNH will maintain its own board of directors after the merger, which will include New Hampshire residents who are not employees. According to the Joint Petitioners, the creation of an advisory board would usurp the authority of PSNH's board of directors and thus run afoul of the provision in the New Hampshire Business Corporation Act providing that "[a]ll corporate powers must be exercised by or under the authority of, and the business and affairs of the corporation managed under the direction of, its board of directors." RSA 293-A:8.01(b). Generally, the Joint Petitioners remind the Commission of the New Hampshire Supreme Court's declaration of "public policy that the owners of a utility do not surrender to the PUC their rights to manage their own affairs merely by devoting their private business to a public use." Appeal of Public Service Co. of N.H., 122 N.H. 1062, 1066-67 (1982).

GOECS favors the creation of an advisory board over mandating New Hampshire representation on the CEI board of directors. Mr. Antonuk testified that he do[es] not believe in forcing a company to take into its fold in terms of making its strategic decisions and even tactical decisions people whose interests are in essence immitigable, possibly in opposition to the interests of the company. I don't believe in boards that have constituent representatives. I think it's an interesting idea but I think it just, from my understanding of the way boards operate, I think it's just not a functional arrangement to create. So I think you have to start with the premise that these should be people in whom the company is willing to place confidence and trust.

Tr. II, 104:15-24 to 105:1-3. However, in its post-hearing brief, GOECS points to Exhibit 43 - an NU brochure entitled "Reaching Out to Communities - to argue that pre-merger NU has evidenced a more demonstrable commitment to community involvement in its home state than in New Hampshire, adding: "Our concern here is that, without representation on the Board, this apparent fact of corporate life will be magnified. And our concerns are increased now that PSNH is poised to become a relatively smaller piece of an even larger corporate pie that will be headquartered in New York City." GOECS Brief at
21. GOECS further notes that NU's current board has 11 outside directors, including two from New Hampshire and one from Massachusetts, and that Entergy - a utility serving customers in Arkansas, Louisiana, Mississippi and Texas - has representation from each of those states on its 14-member board.

Commission Analysis

We share the view of those witnesses who contend that there is a danger that the interests of New Hampshire electric customers, and the public policy needs of New Hampshire generally, will receive less consideration from a holding company of which PSNH represents a significantly smaller interest, and from which New Hampshire is significantly more distant, than the current arrangement. We accept as a baseline the parties' working assumption that, under the merger, PSNH will go from being roughly 20 percent of NU to approximately 8 percent of CEI. See Tr. III, 133:5-23 (colloquy between counsel for GOECS and CEI Chairman McGrath). In our judgment, it is inevitable without mitigating measures that the interests of New Hampshire and its ratepayers will receive less consideration at the parent company level after the merger than they do now. Thus, it is critical to a determination that this merger is for the public good that CEI be required to include New Hampshire representation on its board of directors.

In a sense, we are simply holding Mr. McGrath to the policy he articulated during his testimony at hearing. Conceding that the CEI board would not "initially" have a New Hampshire representative following the merger, Mr. McGrath stated that, at CEI, "we tend to try to have a diverse board, in terms of, you know, geography from our service territory." We find this to be sound public policy and will condition the approval of the merger accordingly. Specifically, we will require CEI to include on its board of directors one person who is a resident of New Hampshire.

Notwithstanding the Joint Petitioners' implication that such a directive would improperly usurp corporate autonomy or power, we believe that such authority is fairly implied from the legislation under which we are reviewing the proposed merger. See Appeal of PSNH, 122 N.H. at 1066 ("The PUC is a creation of the legislature and as such is endowed with only the powers and authority which are expressly granted or fairly implied by statute.") (citation omitted). We are vested with specific statutory authority under RSA 369:8, II(b)(1) to assure no adverse impact on the "rates, terms, service, or operation" of PSNH in New Hampshire as a result of this merger, a mandate we believe compels us to assure that New Hampshire's voice is heard on the CEI board. From a constitutional standpoint, and even given that CEI is also regulated by other competent jurisdictions on the federal and state levels, it is well established that such minimal circumscription of a utility's corporate autonomy is completely permissible. See, e.g., Northwestern Electric Co. v. Federal Power Commission, 321 U.S. 119, 124(1944) (affirming regulatory authority to require utility to maintain books according to specified system of accounts); Rubin v. Chicago South Shore & South Bend Railroad, 217 F.2d 177, 181 (7th Cir. 1954) (affirming requirement that directors of regulated company be residents of state). Accordingly, we will require CEI to certify to us, within 120 days of the consummation of the merger, that it has complied with the requirement of a New Hampshire resident on its board.

I.  Low-Income Customers

SOHO has devoted considerable effort to urge the Commission in this docket to pay particular attention to the needs of low-income customers and the effect of the merger on such ratepayers. In particular, SOHO proposes that as a condition of merger approval the Commission require the Joint Petitioners to create and fund what SOHO describes as a "Community Energy Partnership Program," which it describes as "a package of remedies that includes energy efficiency, arrearage forgiveness, low-income advocacy funding, adjunct community offices and a deployment of the BOSS/Chronicles software program." SOHO Brief at 18. SOHO is also proposing "a reporting system through which specifically defined low-income universal service outcomes can be measured in a post-merger environment." Id.

SOHO contends that certain legal principles require that the merger be conditioned on relief targeted specifically to low-income customers. According to SOHO, in assessing the merger, the Commission must "(1) delineate what the relevant markets are, and (2) determine the impacts of the merger on each market." Id. at 1.

SOHO acknowledges that the process of market definition is "ubiquitous in antitrust analysis" but not confined exclusively to antitrust cases. Id. at
2. SOHO additionally distinguishes the market definition process it advances from the creation of customer classes for ratemaking purposes, contending that the latter but not the former is a function of cost causation principles. According to SOHO, "the delineation of an economically relevant market involves an assessment of the degree of product substitutability." Id. at 3. According to SOHO, application of these principles requires the Commission to identify low-income customers as a separate and distinct market for purposes of evaluating the merger.

Focusing on the language in RSA 369-B:3, IV(b)(4)(B) requiring the receipt by PSNH customers of a "just and reasonable amount of cost savings that result" from the merger, SOHO contends that this requirement places New Hampshire among those jurisdictions that would evaluate this merger according to a "consumer welfare" standard. SOHO Brief at 7. In turn, according to SOHO, the consumer welfare standard requires the "passing on" of merger savings to customers. Id. According to SOHO, assessing how a merged firm will pass on merger benefits to consumers must take into account not simply price but also the provision of service.

SOHO contends that its witness, Mr. Colton, presented the only record evidence concerning the merger's effects on the separately identified market of low-income customers. According to SOHO, low-income customers constitute a distinct market because of low elasticity, i.e., the relative unlikelihood that low income customers would react to price signals by either switching to a different fuel or reducing consumption. As further evidence of low-income customers as a distinct market, SOHO points to the industry and public recognition of this group as a distinct market, and the fact that "the service demanded by low-income customers is different from the service demanded by residential customers generally." Id. at 10. Specifically, according to Mr. Colton:

There are multiple service components that low-income customers use that distinguish them from the residential market generally. The services provided through [PSNH] involving the treatment of payment-troubles are more likely to be used by low-income consumers than by residential customers as a whole. The services provided through the Company involving the need to make personal contact with the Company, whether to deal with payment-troubles or to make monthly payments, distinguish low-income customers from the residential class generally. The services involving the provision of information about public bill-paying assistance distinguish low-income customers from the residential class generally.

Exh. 22, 13:6-14.

SOHO additionally contends that the merger of NU and CEI will have an adverse impact on the services offered by PSNH to low-income customers. According to Mr. Colton, PSNH figures show that 70 percent of their customers receiving fuel assistance through the federal LIHEAP (Low-Income Home Energy Assistance Program) are in arrears on their payments to the utility, with the average arrearage at $217. Id. at 42:18-20.

Mr. Colton further testified that consolidation will result in CEI using one data processing platform, system-wide, regardless of whether PSNH continues to maintain a call center within New Hampshire. Thus, according to SOHO, "one impact of consolidation . . . will be to take discretion away from whatever PSNH customer service representatives remain to deliver the very services which that 70% of the low-income population rely on." SOHO Brief at 12. In SOHO's view, this company-wide uniformity will have an impact whenever PSNH representatives must act within regulations or statutes that allow them some discretion, such as in the area of security deposits, termination for non-payment, deferred payment options, etc. SOHO further complains that any merger-related staff reductions at the PSNH call center or call centers will have an adverse effect on low-income customers. According to SOHO, this is especially true given this particular combination of companies because Consolidated Edison's low-income customers in New York face greater electricity "burdens" than their counterparts in the PSNH service territory. Thus, in SOHO's view, the "conclusion is inescapable" that, after the merger, CEI will be devoting fewer resources to its payment-troubled customers in New Hampshire. SOHO Brief at 15-16.

SOHO further contends that under the Merger Settlement Agreement as it is presently drafted, low-income customers would receive a disproportionately small share of the merger benefits provided to consumers generally. According to SOHO, the Joint Petitioners' synergy study shows that the "major areas" of merger-related cost savings include corporate and administrative programs, corporate and administrative labor, field labor and "administrative and general variable overhead." Id. at 16. Thus in SOHO's view, it is unfair to low-income customers to share savings on a per-energy-unit basis because (1) customer service costs are not incurred on a per-energy-unit basis and (2) low-income customers use less energy per household than other customers do. Mr. Colton testified that low-income customers represent 13.5 percent of PSNH's customer base, but only 5.1 percent of electric usage. Exh. 22 at 31:11-13. Thus, according to Mr. Colton, "[o]n a per thousand dollar basis .
 . . if benefits are distributed on the basis of usage (5.1%) rather than numbers of customers (13.5%), low income customers will `lose' roughly $85." Id. at 31:13-15.

To redress the problems it identifies with the Merger Settlement Agreement, SOHO urges the Commission to adopt a three-year series of programmatic remedies it describes as a "Community Energy Partnership Program." Id. at 32:17. The program would consist of (1) a pilot program, involving the use of the Benefit Outreach and Screening Software (BOSS) program, with a commitment to expand its use if the software is found "to successfully deliver benefits to low-income consumers," (2) a "base load electric energy efficiency program directed toward low-income customers," (3) an arrearage assistance program,
(4) the funding of a low-income energy advocate "to represent the interests of low-income customers during the initial years of the merger, as well as the initial years of a competitive electric industry in New Hampshire," (5) the funding of three community action agencies to serve as "adjust offices" for the purpose of resolving payment troubles of low-income customers, and
(6) the implementation of an "Outcome-based Performance Reporting System
(OPRS) through which the customer service outcomes to low-income customers can be systematically tracked over time." Id. at 33:1-18.

SOHO urges the Commission to impose remedies now as distinct from waiting to see if the merger has any adverse consequences for low-income ratepayers. According to Mr. Colton, the necessary "metrics" do not exist to assess longterm impacts. SOHO Brief at 21. SOHO also contends that it is unnecessary to "wait and see" if the merger generates the "harm" of "misallocation of benefits." Id. Finally, SOHO notes that low-income customers are disproportionately mobile and, therefore, deferring remedies risks depriving current low-income customers of remedies to which they would otherwise be entitled.

Finally, although SOHO has proposed financing its remedies out of the merger-related savings that would accrue during the three years of the program, the organization stresses that other funding mechanisms could be used, e.g., capitalizing the costs and amortizing them over a longer period. According to SOHO, amortization makes "eminent sense" because its proposed set of remedies can be viewed as simply additional costs to achieve the merger savings. Id. at 22.

While not explicitly endorsing SOHO's set of remedies, GOECS takes the position that "the absence of any assured low-income provisions would only serve to further marginalize a merger proposal that already falls short of being in the public interest." GOECS Brief at 18. According to GOECS, approvals of recent utility mergers in Pennsylvania and Rhode Island have involved special remedies for low-income customers - as did the recent merger of Consolidated Edison and Orange & Rockland Utilities in New York.

GOECS asks the Commission to condition the approval of the merger on at least $225,000 in low-income initiatives, to be treated as among the costs to achieve the merger that would be borne by the Joint Petitioners. As a basis for this figure, GOECS draws the Commission's attention to this testimony from Mr. Antonuk:

[U]nder a newly enacted federal law (contained in the Fiscal Year 2000 Interior and Related Agencies Omnibus Appropriations Bill), effective April 2001, states including New Hampshire will be required, as a condition of continued receipt of federal funds, to provide a 25 percent match, or forego all federal Low Income Weatherization Program funds that currently provide assistance in reducing energy costs to hundreds of low-income households each year. A commitment of roughly $225,000 per year to qualifying low-income program activities would thus ensure that New Hampshire could continue to have access to about $890,000 annually in federal weatherization funds.

Exh. 26, 31:608-616.

This issue of federal matching funds prompted the Commission to pose a record request of GOECS on October 3, 2000. Through its general counsel, the Commission asked GOECS to explain "why this [$225,000] amount would or could not be considered satisfied based upon the other low income expenditures in effect or planned by the State's utilities (including the anticipated low income energy efficiency program)?" Letter of 10/3/2000 of General Counsel Gary Epler in Docket No. DE 00-009. The Commission also asked GOECS to comment on whether it is certain that the local matching amount could be provided by a utility-funded expenditure rather than a state-funded one. Finally, the Commission asked GOECS to state what proportion of the state-wide total weatherization expenditures under this program would be made for the benefit of PSNH ratepayers.

GOECS responded on October 10, 2000. According to GOECS, the 25-percent matching requirement was contained in an appropriations bill passed by Congress in 1999 with instructions for the U.S. Department of Energy (DOE) to promulgate the necessary rules. However, GOECS notes, DOE still had not acted as of the date of its letter even though the requirement is scheduled to take effect on April 1, 2001. According to GOECS, DOE intends to issue a "grant guidance" memorandum in December that "should clarify critical questions such as defining the eligible low-income population." Letter of 10/10/2000 from Senior Assistant Attorney General Wynn T. Arnold on behalf of GOECS. GOECS states that it "anticipate[s] that certain utility expenditures will be countable," but it is not clear how the state must track and verify funds received from third parties or whether "countable expenditures are based on the prior year or coming year projections." GOECS points to additional "confusion" in the fact that, as of October 10, it was not certain what New Hampshire's share of federal weatherization funds would be for fiscal year 2001. The GOECS letter contains speculation that New Hampshire's matching obligation would be $253,943. GOECS also notes the possibility that the fiscal 2001 appropriation for this program may allow states to seek a waiver of the 25- percent matching requirement in favor of a 12.5 percent local share.

According to GOECS, there is no question that low-income conservation and energy efficiency expenditures - as distinct from general affordability measures - will be the expenditures that will count toward the federal matching requirement. GOECS notes that traditional utility demand-side management funds that serve low-income households would count toward the match, but that the amount of these expenditures is uncertain because the Commission has not yet rendered decisions in conservation and load-management dockets for 2001. GOECS notes that, once restructuring has been fully implemented, "the Commission's decisions relative to the report of the Energy Efficiency Working Group, and the split of limited system benefits charges for PSNH, as well as program design and class allocation issues, will further determine what utility-sponsored programs may exist to meet this match requirement." Id. According to GOECS, these decisions will likely not have been made at the time match verifications must be made for the coming year and, thus, the GOECS request "for some low income commitment as a condition of merger approval was a means to seek to ensure that no federal dollars would be lost in this vital program." Id.

GOECS avers in its letter that the state can meet the matching requirements through utility-contributed funds and in-kind contributions as well as actual state expenditures. GOECS did not respond directly to the question concerning the proportion of statewide weatherization expenditures to be made on behalf of PSNH ratepayers. Rather, GOECS stated in response to this question that "a utility-specific program designed to serve only PSNH income eligible customers would still meet the federal match requirement. (FN16)

The Joint Petitioners take the position that SOHO's proposal should not be adopted. According to the Joint Petitioners, the negative customer-service impacts described in Mr. Colton's testimony have no support in the record. The Joint Petitioners point to (1) their commitment to maintain the PSNH call center in New Hampshire until the Commission grants permission otherwise, (2) the fact that the Commission's jurisdiction over PSNH will remain unchanged after the merger is consummated, (3) the existence of customer service standards in the Merger Settlement Agreement, and (4) the fact that management for direct customer service functions will remain in New Hampshire.

According to the Joint Petitioners, the remedies proposed by Mr. Colton are beyond the normal ratemaking powers of the Commission and thus not within the Commission's statutory mandate. The Joint Petitioners also direct the Commission's attention to the Legislature's expressed view in the Restructuring Act that "[p]rograms and mechanisms that enable residential customers with low incomes to manage and afford essential electricity requirements should be included as a part of industry restructuring." RSA 374-F:3, V(a). According to the Joint Petitioners, the existence of this language reflects a legislative intention to address low-income issues in restructuring proceedings, as opposed to merger dockets.

The Restructuring Act also authorizes "[a] nonbypassable and competitively neutral systems benefits charge applied to the use of the distribution system" to be "used to fund public benefits related to the provision of electricity." RSA 374-F:3, VI. Such benefits may include "programs for low-income customers" and "energy efficiency programs," inter alia. Id. The Joint Petitioners note that when the Legislature enacted RSA 369-B, it fixed the total PSNH system benefits charge at $0.002 per kilowatt-hour through the first 33 months from the advent of restructuring, to be divided between low-income assistance and energy conservation. RSA 369-B:3, IV(b)(6)(B). According to the Joint Petitioners, this language, along with the requirement elsewhere in RSA 369-B:3 that merger-related savings be shared with PSNH ratepayers on a just and reasonable basis, suggests that the Legislature intended merger-related savings to be shared across-the-board with the needs of low-income customers receiving special attention, if necessary, only through the system benefits charge.

Both the Joint Petitioners and Staff question the legal basis for SOHO's positions. Specifically, they contend that nothing in New Hampshire law supports SOHO's view that the Commission is obligated to embark upon a market-identification process yielding a conclusion that low-income customers are a distinct market requiring specially targeted merger relief. In the view of both the Joint Petitioners and Staff, SOHO has confused antitrust principles with the tasks that confront the Commission in evaluating utility mergers under state law.

To rebut Mr. Colton's assertions, the Joint Petitioners offered the testimony of Gilbert Gelineau, PSNH's manager of marketing support services and the company's representative to the Commission's Low Income Working Group and Energy Efficiency Working Group. According to Mr. Gelineau, the remedies proposed by Mr. Colton would be duplicative of those recommended by the two working groups. SOHO responds by taking the position that the Low Income Working Group's proposed Electric Assistance Program will serve only half the low-income households in New Hampshire, and that the Energy Efficiency Working group has estimated it will take approximately 20 years to address the energy efficiency needs of low-income customers in New Hampshire.

On behalf of the Joint Petitioners, Mr. Gelineau also testified that low-income customers receive more services from PSNH currently than other residential customers do, but will nevertheless share equally in merger benefits. He questions SOHO's baseline assumption that merger-related savings will flow to customers on a per-kilowatt-hour basis, noting that the savings sharing mechanism will be applied in the next PSNH rate case, which in turn will involve allocating all distribution-related costs among customer classes according to established ratemaking principles. It is further Mr. Gelineau's testimony that customers with payment troubles will experience no merger-related service changes because "[m]ost of the merger-related savings will be achieved through reductions in corporate center functions such as accounting, treasury, finance and other departments that do not provide the direct services to customers who have bill payment problems." Exh. 21 at 6:14-16.

With regard to the specific remedies proposed by SOHO, Mr. Gelineau contends that (1) trained intake workers at social service agencies, not PSNH employees using SOHO's proposed software, should have responsibility to inform citizens whether they are eligible for low-income assistance programs,
(2) a low-income customer advocate would be duplicative of the functions of the Office of Consumer Advocate, (3) PSNH does not gather income information from its customers and thus could not implement SOHO's proposed Outcome-Based Performance Reporting System, and (4) the remainder of SOHO's proposed initiatives are duplicative of other efforts.

In response to the Commission's record request, the Joint Petitioners advise that they have not done the requisite legal analysis to determine whether the State could use utility-funded expenditures to meet the matching requirement of the federal low-income weatherization program. However, assuming that the answer to that question is yes, the Joint Petitioners contend that no further relief is justified here because PSNH's present spending on low-income programs alone already surpasses the $225,000 that GOECS asserts is necessary to receive full federal funding. Further, the Joint Petitioners contend that if utility expenditures are relevant to the calculus, it is also necessary to consider similar spending by other New Hampshire electric utilities. Finally, the Joint Petitioners point out that, if the Commission were to decide to split the PSNH system benefits charge authorized by RSA 369-B:3 equally between low-income and energy efficiency programs, PSNH would thereby generate approximately $7,153,000 in revenues for energy efficiency initiatives. According to the Joint Petitioners, this compares to a current figure of $2,700,000 per year.

On behalf of Staff, Mr. Kosnaski emphatically disagrees with Mr. Colton's premise that the Merger Settlement Agreement provides a disproportionately small share of merger-related savings to low-income customers. According to Mr. Kosnaski, "the agreement accomplishes just the opposite and provides proportionately larger savings for low income customers." Exh. 31 at 18:14-
15. In Mr. Kosnaski's view, "at a fixed level of consumption, the benefit of equal per kWh rate reductions increases as income decreases." Id. at 19:3- 5. Agreeing with Mr. Kosnaski, the Joint Petitioners contend providing merger-related rate relief on anything other than a per-energy-unit basis would run afoul of RSA 369-B:3, IV(b)(9), which states that

[a]ny changes in the [PSNH] delivery service charge, stranded cost recovery charge, transition service charge, systems benefit [sic] charge, or any other charge between the amounts in the April 19 order [of the Commission, approving the Restructuring Settlement Agreement] and 24 months after competition day shall be applied as an equal change in the cost per kilowatt-hour for all classes to which they apply.

Commission Analysis

Our assessment of the parties' positions and evidence on low-income issues must begin with the conclusion that SOHO's legal analysis suffers from a significant flaw. As noted by the Joint Petitioners and Staff, the market analysis process that SOHO contends is necessary here is a concept derived from federal antitrust law. In an antitrust case arising under federal law, market definition becomes essential in ascertaining whether a monopoly exists. See, e.g., United States v. E.I. duPont de Nemours & Co., 351 U.S. 377, 394 (1956) ("[w]hen a product is controlled by one interest, without substitutes available in the market, there is monopoly power"). This is not a case that requires us to discern whether the Joint Petitioners would have monopoly power, either before or after the merger. Thus, even accepting SOHO's view that low-income customers comprise a distinct `market,' based on lack of demand elasticity or for other reasons, as that concept is employed in antitrust cases like duPont and others cited by SOHO, it does not follow that applicable New Hampshire law requires us to see that benefits flow to this `market' in order to approve the proposed merger. We cannot agree with SOHO's suggestion that when the Legislature mandated merger savings-sharing that is "just and reasonable," it meant that the Joint Petitioners must target merger-related relief to particular groups of customers. When, in the context of restructuring or the regulation of PSNH in particular, the Legislature believes public policy requires special attention to the needs of low-income customers, it has shown itself capable of making that view clear. See RSA 369-B:3, IV(b)(6) (setting PSNH system benefits charge and requiring that at least some of it be targeted to low-income assistance); RSA 374-F:3, V(a) ("Programs and mechanisms that enable residential customers with low incomes to manage and afford essential electricity requirements should be included as a part of industry restructuring"). Moreover, we agree with Mr. Kosnaski that the savings-sharing mechanism in the Merger Settlement Agreement does not provide a disproportionately small share of merger-related rate relief to low-income customers. Our conclusion in that regard is that, to the extent that ensuing PSNH rate cases result in merger-related rate relief on a per-kilowatt- hour basis, the requirement for "just and reasonable" savings sharing is met notwithstanding any unique characteristics of low-income customers.

As Mr. Colton persuasively noted in his testimony, low-income customers generally require more in the way of customer service than other ratepayers, in the context of requiring representatives of the utility to make discretionary decisions (about payment arrangements, shutoffs, etc.) that can have significant implications for the daily lives of the customers involved. Given that reality, we share Mr. Colton's concern that when, as is proposed here, a utility becomes bigger and its management more remote, the level of responsiveness to low income customers and others who require the company's particular assistance may suffer. In our view, at least in the context of the record adduced in this case, the answer lies in vigorous enforcement of service quality standards - an objective contained in the Merger Settlement Agreement.

Further, the responses to our post-hearing record request make clear that it is not necessary for us to condition approval of the merger on the Joint Petitioners funding the state's required match of any federal funds received under the federal low-income energy assistance program. The Energy Act of 2000, now apparently pending before the President for his signature, repeals any requirement that federal weatherization funds be matched with state dollars. Even assuming the continued existence of a matching requirement, GOECS noted in its response that utility contributions could count toward the state match; the Joint Petitioners noted that PSNH's existing contribution is already sufficient to meet any state matching requirement. In these circumstances, we need take no further action here.

J.  Reliability and Service Quality

The provisions of the Merger Settlement Agreement relating to reliability and service quality generated relatively little controversy during the hearings.

With regard to reliability, Mr. Cannata explained that the issue is "local in nature" and "currently dealt with on a local basis" under the jurisdiction of the Commission. Exh. 33 at 5:22-23 to 6:1. According to Mr. Cannata, the reliability provisions of the Merger Settlement Agreement assure that this relationship will continue into the future by (1) extending relevant standards previously imposed on PSNH in two reliability dockets, DE 95-194 and DE 97-034, for an additional ten years, (2) providing that corporate responsibility for PSNH's reliability will vest in an executive officer located in New Hampshire, (3) maintaining existing reporting requirements, and (4) assuring that functions unique to PSNH's 34.5 kV system remain in New Hampshire. Mr. Cannata notes that the requirements of the two reliability dockets include fully funded vegetation management programs, herbicide notifications, trimming programs and certain reliability-related capital projects.

According to Mr. Cannata, with regard to PSNH's commitment to service reliability, "[o]ne always has concerns about funding when becoming part of a larger organization. Those concerns were present when PSNH merged with NU but did not materialize because of local control. I do not see that as a concern here for the same reason." Id. at 6:17-19. He notes that reliability problems could subject PSNH to fines of up to $25,000 per day. Mr. Cannata dismisses concerns arising out of the outage CEI experienced in the Washington Heights section of Manhattan in the summer of 1999, noting that "[e]very utility has an area where reliability could be better despite honest efforts to improve reliability." His implicit contention is that reliability problems arising in CEI's underground distribution system in New York City are not likely to affect reliability in New Hampshire so long as the Commission maintains strict local oversight of reliability performance.

Ms. Noonan, the Commission's Director of Consumer Affairs, testified that the provisions in the Merger Settlement Agreement relative to customer service alleviate the concerns she would otherwise have about the proposed transaction. Absent such provisions, according to Ms. Noonan, "the quality of service to New Hampshire customers could be degraded as a result of the merger due to staffing reductions at PSNH in the functions that deal directly with customers." Exh. 34 at 3:10-13. However, the service-quality benchmarks contained in the Merger Settlement Agreement will, in Ms. Noonan's opinion, both help to ensure service quality and aid the Commission's monitoring of it. According to Ms. Noonan, "[i]t is important to note that there is no current requirement for PSNH to report to the Commission on service quality or to work with the Commission Staff to develop appropriate performance targets and service quality measurements." Id. at 4:13-16. According to Ms. Noonan, "[a]s long as responsibility for customer calls remains in New Hampshire, I believe that customers will see higher levels of service as a result of the merger." Id. at 5:10-11.

GOECS indicates its assent to the reliability and customer service provisions of the Merger Settlement Agreement. OCA states that, although it sees no current reliability problems with regard to PSNH, it is concerned that Mr. Cannata's testimony at hearing suggests that PSNH's "historic reliability has been deteriorating." OCA Brief at 16. In particular, OCA directs the Commission's attention to Mr. Cannata's discussion of Exhibit 37, which provides PSNH reliability statistics from 1991 through the first quarter of 2000. Mr. Cannata conceded that the reliability indices the Commission tracks with regard to PSNH have increased over the period, suggesting decreased reliability. However, Mr. Cannata stated that it is not possible to compare today's reliability with the company's record from 1991, because the Commission has been requiring PSNH to increase efficiency over the period. Tr. VI, 66:19-24 to 67:1-14. Mr. Cannata stressed that the Commission has "not seen a significant increase in customer complaints" about PSNH's reliability. Id. at 69:8-9.

According to OCA, the Commission should be "suspicious" of the notion that the merger would add CEI's expertise to the NU system with regard to reliability. OCA Brief at 16. OCA recommends that the Commission condition approval of the merger on the provision of an "extended outage credit," with the specifics to be developed subsequently by the parties to the docket in consultation with Staff.

Representative Bradley takes the position that the reliability commitments in the Merger Settlement Agreement are "helpful" but "do not go far enough." Bradley Brief at 2. According to Representative Bradley, reliability is a "significant issue" in the CEI service territory. Representative Bradley refers to a 1989 steam explosion in Manhattan's Gramercy Park section, a 1998 fire at a CEI generating station on Staten Island in New York, the July 1999 Washington Heights outage, a June 2000 outage on Manhattan's upper east side, and the steam generator problem that shut down CEI's Indian Point 2 nuclear power plant in February. According to Representative Bradley, the Commission must assure itself that similar incidents will not take place in New Hampshire as a result of the merger. Like OCA, Representative Bradley believes that the proper course of action is for the Commission to impose an extended outage credit on PSNH as an additional merger condition. (FN17)

Commission Analysis

In our view, the evidence of record supports a determination that the service quality and reliability provisions of the Merger Settlement Agreement do not require further amendment in order for the merger to gain Commission approval. We note that PSNH has, in recent years, maintained a good track record with regard to service quality. We will expect PSNH to continue to maintain excellent service quality and reliability, and we approve the relevant provisions of the Merger Settlement Agreement subject to the explicit understanding that the Commission retains the right to take any appropriate action in the future to assure that PSNH's levels of service quality and reliability are consistent with the public interest. The Joint Petitioners should be commended for their commitment not to move the PSNH call center out of state without Commission approval. We adopt this commitment as an express condition of merger approval, noting that we will continue to monitor the operation of the call center closely and reserve the right to address any customer service issues that may subsequently arise.

We agree with OCA and Representative Bradley that an extended outage credit may be an appropriate way to assure that an electric utility maintains an acceptable level of service reliability. The appropriate place to consider such an initiative is in a proceeding that would apply to all New Hampshire electric utilities.

K.  Renewables, Environment Energy Education and Research and Development

GOECS asks the Commission to order the Joint Petitioners to undertake "affirmative commitments to continue and expand financial and in-kind support for initiatives targeted at environmental improvement, research and development (R&D) of clean energy technologies, and energy education." GOECS Brief at 20. According to GOECS, PSNH had demonstrated a growing commitment to these areas through its support of the Wind Resource Assessment Project as well as the Solar on Schools program. At the same time, GOECS complains that PSNH's commitment has been "extremely limited" and that the system benefits charge being imposed as part of the restructuring of PSNH is not currently slated to fund any renewable energy projects. Id. According to GOECS, this places New Hampshire behind Connecticut, Massachusetts and Rhode Island in terms of commitments to the development of renewable energy initiatives.

The Joint Petitioners object to this request, suggesting that such mandated expenditures would have to be recorded above rather than below the line, and thus included in rate base.

In a statement presented to the Commission during the merits hearings, Kenneth Colburn of the Air Resources Division of the Department of Environmental Services (DES) urged the Commission to condition approval of the merger on requiring the Joint Petitioners to fund initiatives related to alternative energy, distributed generation and sustainable development. DES praises the present commitment of PSNH and NU to such initiatives and contends that it would be in the public interest to mandate that such commitment be perpetuated as a condition of merger approval.

Commission Analysis

We agree with the Joint Petitioners that it is not appropriate to condition the merger on additional expenditures by PSNH on renewable energy projects. This is largely a concern driven by restructuring, not a merger-related effect that must be addressed in this docket. However, we do believe it is appropriate to condition the merger on PSNH continuing to make comparable expenditures in the areas of renewable energy, energy education, safety education, community relations and research and development following the merger, taking into account its smaller size post-restructuring. We also believe that PSNH must examine distributed generation issues as part of its effort to insure reliable service and that it will be required by state and federal law to meet environmental standards.

L.  Employee Location Decisions

No party objected to the provisions of the Merger Settlement Agreement relating to employee location decisions. GOECS points out that Mr. Morris stated in his prefiled testimony that the headquarters of PSNH would remain in New Hampshire, that existing labor contracts will be honored and that "it is likely the impact of the merger on PSNH employees will be minimal." See Exh. 4, 5:2-4, 7:15 and 8:14-15.

Commission Analysis

We conclude that it is not necessary to add any employee-related conditions, beyond those contained in the Merger Settlement Agreement.

M.  Large Commercial/Industrial Customers

Likewise, there were no objections raised by any party concerning the provisions of the Merger Settlement Agreement requiring the Joint Petitioners to consider the PSNH service territory on an equal basis with other territories served by CEI when providing assistance to certain large commercial or industrial customers. These provisions also require an annual reporting of certain contacts between PSNH and such customers, as well as regular reporting of economic development initiatives undertaken by CEI or its subsidiaries in other jurisdictions through 2010. According to Mr. Cannata, the purpose of these provisions is to assure that PSNH will not be "disadvantaged" in the economic development process and to "allow[] the NHPUC to monitor the corporate process to satisfy itself in this matter." Exh. 33 at 7:17- 20.

Commission Analysis

We believe the objective articulated by Mr. Cannata is an appropriate one. We approve this aspect of the Merger Settlement Agreement, making explicit what is implicit therein, that the Commission can and should require CEI to exercise comparable levels of effort within New Hampshire as it exercises elsewhere with regard to the cultivation of large industrial or commercial customers.

N.  Charitable Contributions

GOECS criticizes the Merger Settlement Agreement for lacking "a condition that [PSNH] maintain or expand its level of charitable giving and corporate citizenship at the local level." GOECS Brief at 17. Further, GOECS criticizes CEI for being willing to undertake commitments in this regard in order to gain approval of its acquisition of Orange & Rockland Utilities, as well as at the Connecticut Department of Public Utility Control with regard to the instant merger. GOECS rejects Mr. Morris' contention, expressed at hearing, that PSNH could not be expected to maintain existing levels of charitable giving, and other below-the-line public initiatives, because PSNH "is a much smaller company going forward than it was prior to restructuring." Tr. III, 139:20- 22. According to GOECS, this assertion is unconvincing because (1) divestiture of PSNH's generation assets still remains to be accomplished, (2) CEI is willing to maintain existing levels of contributions for other regulated subsidiaries that are divesting their generation assets and (3) CEI's unregulated businesses are expected to grow even as the regulated utilities shrink. It should be noted that Mr. Morris responded on the stand to the GOECS suggestion that CEI should match here the commitments it made in Connecticut relative to corporate giving, suggesting that CEI's Connecticut commitment was "part of the give-and-take of negotiations with a number of people in the Connecticut process." Id. at 145:18-20.

On behalf of Staff, Mr. Cannata indicated his concern that requiring a specified level of charitable contributions from PSNH in this or any other proceeding would be the equivalent of requiring PSNH to write off expenses that could otherwise be included in its revenue requirement. Tr. VI, 231:24 to 232:1-5. Mr. Cannata also agreed with Mr. Morris' view that expectations should be adjusted to reflect the downsizing of PSNH. Id. at 232:15-24 to 233:1-5.

Commission Analysis

We do not believe the Legislature has vested us with authority, in this or any other docket, to require a specified level of charitable giving by a utility. Accordingly, we decline to adopt the recommendation of GOECS that we condition merger approval on a specified commitment by PSNH to making charitable contributions. We do note, however, Mr. Morris' view that "it's important for companies like Public Service of New Hampshire to continue to be a good neighbor" and his statement that PSNH "will continue to do good works." Tr. III, 139:10 to 140:15. We believe this philosophy, while not reflected in any rules or decisions of the Commission, is appropriate, laudable and consistent with longstanding corporate tradition at PSNH.

O.  Access to Books and Records

Several parties expressed concern about the language in the Merger Settlement Agreement that commits the Joint Petitioners to providing the Commission with access to the books and records of CEI and its affiliates "as these books and records relate to PSNH." Exh. 1, IV:18.

Commission Analysis

This issue requires little discussion. Elsewhere, the Merger Settlement Agreement makes clear that the jurisdiction of the Commission over the operations of PSNH will not be changed as a result of the merger. Id. at IV:24. We will not interpret the Merger Settlement Agreement as limiting in any way the authority of the Commission or its Staff to inspect all the books and records of CEI and its affiliates. We agree that in some instances certain books and records in the possession of CEI or its affiliates may be irrelevant to matters within the Commission's jurisdiction, but in every instance it shall be the Commission and not CEI or its affiliates that will make the relevance determination. Because we expect such inquiries to be conducted in a manner consistent with the Commission's rules, any concerns about the confidentiality of such records can be easily addressed at the appropriate time.

P.  Staff Involvement

Likewise, several parties express the view that certain language in Attachment B to the Merger Settlement Agreement could improvidently limit the ability of the Commission Staff to advise the Commission fully and impartially in future proceedings. At issue is the language setting forth that "at the time of any future proceedings, intervenors retain the right to argue in favor of or against the ability of these indicators to actually demonstrate savings." Exh. 1 at 17.

Commission Analysis

Again, this subject requires little discussion. We do not understand the Merger Settlement Agreement to reflect an effort by the Commission Staff to bargain away its responsibility to provide fair, neutral and unfettered advice and assistance to the Commission in the discharge of the Commission's duties. Indeed, had Staff purported to enter into such an agreement, we would have concluded that Staff lacked the authority to circumscribe its ability to provide assistance to the Commission.

Q.  "Most Favored Nation" Status

Both Representative Bradley and Mr. Traum, on behalf of OCA, ask the Commission to condition the merger on New Hampshire being granted what OCA describes as "most favored nation" status. As Representative Bradley characterizes it, "[s]hould another state action provide better terms for customers, than New Hampshire, the Commission should make those improved terms available to PSNH customers." Exh. 47 at 13.

Commission Analysis

We decline to impose such a blanket condition. The Commission has carefully monitored the parallel dockets before the other state utility commissions with jurisdiction over this proposed merger. All have advanced to the stage where at least a settlement agreement or draft order is in place. It is apparent that the issues and concerns varied somewhat from jurisdiction to jurisdiction, (FN18) such that it would be unfair and unreasonable to require the Joint Petitioners to match here every concession they may have made elsewhere. We are confident that the Joint Petitioners made no concessions elsewhere that tend to undercut a determination here that the merger-related conditions we today approve are not appropriate under applicable New Hampshire law.

R.  Cost of Capital

The last issue we take up is one that was not stressed by any of the parties, at least in their post-hearing submissions. In his testimony in support of the Merger Settlement Agreement, Mr. Schoenblum of CEI stated that the Joint Petitioners expected PSNH's credit rating to be "favorably impacted" by the merger. Tr. I, 84:19-21. Mr. Schoenblum went on to testify that, "to the extent that there is an improvement in [PSNH's] credit [rating] and there are cost savings related to cost of capital, certainly when rates are reset these cost savings will be reflected in the cost of service." Id. at 175:21-24. On behalf of Staff, Mr. Kosnaski described this as an "indirect benefit" of the merger." Tr. III, 66:24. Mr. Schoenblum made clear that this anticipated benefit of the merger is not reflected in the Synergy Study because it is "difficult to quantify." Tr. I, 84:19-21.

Reducing PSNH's cost of capital, and thereby providing rate relief to consumers, is the central justification for the securitization of certain PSNH's stranded costs as approved in Docket No. DE 99-099. See PSNH Proposed Restructuring Settlement, Order Addressing Financing Issues, Order No. 23,550 (September 8, 2000), slip op. at 7. Here, although the Joint Petitioners have made no concrete commitments with regard to the cost of PSNH's capital, we are mindful that anticipated improvements in the credit rating of PSNH are clearly among the significant benefits that the Joint Petitioners have touted in seeking approval of the transaction. Presumably, and as implicitly acknowledged by Mr. Schoenblum, since the effects of improved capital costs are not reflected in the Synergy Study and the Synergy Study is the basis for the savings-sharing mechanism in the Merger Settlement Agreement, when the merger results in lower capital costs for PSNH there will be corresponding rate impacts beyond those that are guaranteed in the Merger Settlement Agreement.

The likelihood that the merger will improve PSNH's credit rating, reduce its overall cost of capital and thus provide additional rate relief to PSNH customers is, in our view, a significant element in the determination that the merger will result in net benefits to New Hampshire ratepayers. We do not impose specific credit-rating or cost-of- capital targets as a condition of merger approval. We do, however, place the Joint Petitioners on notice that we expect this benefit to materialize. In future proceedings where PSNH's cost of capital is at issue, we expect to hold PSNH and its owners to their declaration here that a PSNH operating as a CEI subsidiary will fare better in this regard than PSNH would if it were simply to remain an NU company.

V.  CONCLUSION

In conclusion, we wish to commend all parties for the quality of their participation in this docket. In our view, the Joint Petitioners, intervenors, OCA, Staff Advocates and Staff made effective and commendable use of the discovery, settlement negotiation and hearing process to narrow and focus the issues in a manner that allows us to make an informed decision based on a thorough record.

We particularly commend the Joint Petitioners for their implicit concession that additional commitments on their part, beyond those contained in their original petition, were necessary in order for the proposed merger of NU and CEI to merit approval under applicable New Hampshire law. Although it is understandable that some parties criticize the Joint Petitioners for being unwilling to make further concessions and commitments, the fact remains that Northeast Utilities and Consolidated Edison have taken steps that are unprecedented in New Hampshire in the context of utility mergers. We refer specifically to Consolidated Edison's guarantee to PSNH ratepayers that they will receive savings-related rate relief, whether or not the merger actually produces predicted synergies. Now that PSNH is metamorphosing into a transmission and distribution company, at the same time it seeks to become a Consolidated Edison subsidiary, it is fully consistent with the public good that Consolidated Edison share with those ratepayers some of the financial rewards arising out of PSNH's transformation. In our view, the merger savings guarantee and the other commitments the Joint Petitioners have made here will have, assuming consummation of the merger, set an appropriately positive tone for Consolidated Edison's new relationship with New Hampshire and its electric customers.

In summary, then, we approve the Merger Settlement Agreement and will permit Consolidated Edison to consummate the merger contemplated in the Petition. However, in addition to the commitments made by the Joint Petitioners in the Merger Settlement Agreement, our approval is expressly conditioned on the Joint Petitioners agreeing to the following conditions:

1. The amount of merger-related savings guaranteed to ratepayers in the Merger Settlement Agreement may be effectuated by other reasonable means as ordered by the Commission in the event that the specific mechanism set forth in the Merger Settlement Agreement proves to be inadequate in any respect.

2. There shall be no direct or indirect recovery of executive severance costs in connection with the merger.

3. The Joint Petitioners must not only fund a study of horizontal and vertical market power of unregulated electric commodity services in the relevant regional wholesale market in two years, as contemplated in the Merger Settlement Agreement, but also future studies to be ordered at their expense as needed, and the Joint Petitioners must agree that the Commission retains absolute authority to choose the consultants performing the study or studies as well as the right to order market power mitigation measures after notice and hearing.

4. Subsequent to the merger, Consolidated Edison will form separate service companies to provide services to its regulated and unregulated subsidiaries.

5. Any SEC or FERC determination relating to the merger or to the allocation of the acquisition premium shall not be binding on, or have any precedential effect before, the Commission.

6. Within 120 days of consummating the merger, Consolidated Edison shall certify to the Commission that at least one New Hampshire resident is serving on its Board of Directors, and Consolidated Edison shall thereafter maintain at least one New Hampshire resident on its Board.

7. PSNH must continue to make comparable expenditures in the areas of renewable energy, energy education, safety education, community relations and research and development following the merger, taking into account its smaller size post-restructuring.

8. Nothing in the Merger Settlement Agreement shall be construed as limiting in any way the Commission's right to inspect the books and records of Consolidated Edison, Northeast Utilities, PSNH or any of their affiliates.

Finally, we note that when the Settling Parties concluded the Merger Settlement Agreement, they drafted it in a manner that assumes the ten-year savings-sharing period would run through the year 2010. Given that the merger may not be consummated until after January 1, 2001, we will interpret the Merger Settlement Agreement to provide that the savings sharing must continue for the full ten years regardless of when the merger is actually consummated.

We conclude that, subject to these conditions and those in the Merger Settlement Agreement, approval of the merger of Northeast Utilities and Consolidated Edison is for the public good and otherwise consistent with applicable New Hampshire law.

Based upon the foregoing, it is hereby

ORDERED, that the Merger Settlement Agreement, entered into in this docket between the Joint Petitioners and the Commission Staff, is APPROVED, subject to the additional conditions enumerated above; and it is

FURTHER ORDERED, that Northeast Utilities and Consolidated Edison may consummate their proposed merger as contemplated by the Merger Settlement Agreement, subject to the additional conditions set forth in this Order; and it is

FURTHER ORDERED, that the Joint Petitioners shall notify the Commission within ten days of this order as to whether they accept the additional conditions set forth in this Order; and it is

FURTHER ORDERED, that the authority granted to the Joint Petitioners by this Order to consummate the merger of Northeast Utilities and Consolidate Edison, Inc. shall be exercised within one year, and shall not be exercised thereafter without further order of the Commission.

By order of the Public Utilities Commission of New Hampshire this sixth day of December, 2000.



Douglas L. Patch
Chairman


Susan S. Geiger
Commissioner

Attested by:

Claire D. DiCicco
Assistant Secretary

DE 00-009

Dissent of Commissioner Brockway

Because I cannot agree that the merger, as conditioned in the Merger Settlement Agreement and the Commission's order, is in the public interest, I believe the merger application should be denied. My reasoning follows.

A.  Standard of Review

I agree with my colleagues about the standard of review we must apply in this case, although not in every particular of the reasoning leading to this conclusion. RSA 369-B:3, IV(b)(4) is an unambiguous standard established by the Legislature for the review of a merger such as this:

(A) [The merger] shall be subject to the jurisdiction of the commission under RSA 369, RSA 374, RSA 378 or other relevant provisions of law, and [the merger] shall be approved only if it is shown to be in the public interest[.]

(B) In recognition of the extraordinary benefits provided to PSNH from rate reduction financing [i.e., securitization], should PSNH or its parent company be acquired or otherwise sold or merged, such merger, acquisition or sale shall be subject to the jurisdiction of the commission under the standard set forth in the original proposed settlement [in Docket No. DE 99-099]. The Commission may approve such a merger if such approval results in the receipt by PSNH customers of a just and reasonable amount of the cost savings that result from such merger, acquisition or sale.

RSA 369-B:3, IV(b)(4)(emphasis supplied).

The Commission has previously applied a "no net harm" standard to mergers, even under a statute that requires a finding that the transaction is in the public good or public interest. I believe that the Legislature pointed our attention to the "public interest" language negotiated in the Restructuring Settlement Agreement, and included a specific reference to "public interest" in RSA 369-B:3, IV(b)(4)(A), to stress that the Legislature draws a distinction between the "no net harm" test and the "public interest" test. This reading is reinforced by the language of RSA 369:8, II(b)(Supp. 2000), in which the Legislature uses both the threshold standard of "no adverse effect" and the ultimate standard of "public interest."

With this in mind, I believe that where the Legislature requires a finding of "no adverse effect," this standard can be satisfied by a determination that the benefits and burdens of the proposed merger are in equipoise. However, the standard that a transaction must be in the public good or in the public interest is a higher standard.

Accordingly, under RSA 369-B:3, IV(b)(4)(A), I agree that we may not approve the merger unless the Joint. Petitioners make an affirmative showing of net public benefit resulting from the merger.

B.  Benefits of Merger

The clearest benefit of the proposed merger to consumers in New Hampshire is the pass-through to customers of synergy savings achieved by the combination of two companies. Under the proposed Merger Settlement Agreement, consumers would receive 75 percent of certain defined savings, and all of savings above 100 percent of that amount, or an estimated $75 million in rate reductions over ten years (roughly $50 million in today's dollars). Under the various proposals of non-signatories, New Hampshire consumers would receive between $75 million and $195 million in rate reductions over the same period, if we were to accept their arguments and so condition the merger.

Claims were also made by the Joint Petitioners, but contested by certain intervenors, that the merger would provide benefits in the areas of customer service and reliability. Specifically, in addition to measures designed to prevent degradation of customer service quality, CEI agrees it would work with the Commission Staff to develop a satisfactory service quality report for submission to the Commission on a quarterly basis, subject to review by the Commission at the request of either PSNH or the Commission Staff. With respect to reliability, CEI's witness testified to the high reliability provided by CEI to its New York customers, and stated that CEI would transfer its expertise in maintaining its systems to NU, along with CEI's corporate training approach, which CEI credits for its successful performance.

I do not count it as a benefit of the merger that the Company has agreed to work with the Commission to develop a "bills-rendered" metric, nor committed to develop service-quality targets. The Commission could develop such standards without regard to the pendency of a merger. Indeed, the problems that some sister states have experienced with service quality degradation after mergers suggests that such new quality targets are not a benefit of the merger, but rather a mechanism intended to prevent an adverse effect of the merger.

Similarly, the merger does not offer net benefits to New Hampshire consumers in the area of reliability, and may have an adverse effect, despite important safeguards negotiated by Staff. The experience of CEI and its outage frequency numbers are based largely on experience with underground facilities, of which there are a limited amount in New Hampshire. Even this superior record was tarnished recently by the extensive distribution outages in the summers of 1999 and 2000. The staff training and development program may well be superlative, as asserted, but its results are not confirmed in the various generator and gas system failures recently experienced by the Company.

Similarly, CEI's commitment to honor existing settlements to fund tree trimming and other similar maintenance obligations adds nothing to PSNH's current duties to invest as necessary to ensure reliability. Nor does the agreement to continue providing required reports, as well as the agreement to maintain an executive with responsibility for New Hampshire reliability in the state, indicate a net benefit of the merger. Thus, in the area of reliability, as with customer service, the provisions of the Merger Settlement Agreement are more focused on preventing adverse effects than on achieving new benefits.

The remainder of the benefits claimed of the merger dealt with impacts on shareholders, or on the unregulated portions of the business of NU and CEI. For example, the ability to respond to competition, cited by Mr. Morris as a benefit of the merger, redounds to the benefit of those portions of the NU business subject to threats from competitors. Under the PSNH Restructuring Agreement, PSNH will remain a monopoly transmission and distribution utility, and to the extent it plays any role in providing transition or default service, it will be doing so as a regulated utility. Finally, with respect to the desire for growth in earnings per share, while I fully respect the desire of shareholders to increase this financial statistic, the Joint Petitioners made no effort to demonstrate, and it would be difficult to demonstrate, that such shareholder benefits would redound proportionately to the benefit of consumers. We may not unreasonably deny a utility corporation the opportunity to take a step a non-regulated utility may take, Grafton County, supra, and we are generally charged with balancing the interests of consumers and shareholders, RSA 363:17-a. However, in the case of mergers, and this merger in particular, we are specifically directed to look to the impacts on New Hampshire consumers, and in so doing, we cannot count shareholder benefits on the plus side of the ledger.

With respect to the level of rate reductions anticipated as a result of the merger, the parties differed considerably in their assessment of what is required by the legislation and permissible within sound public policy. A number of parties argued that, in addition to the $74.8 million in savings proposed to be passed to consumers in New Hampshire under the Merger Settlement Agreement, $49 million in transaction costs should be removed from the cost of achieving the savings, resulting in higher net savings. Non-signatories also insisted that it would be unjust and unreasonable to require consumers to wait 33 months, as proposed in the Merger Settlement Agreement, before seeing the promised rate reductions associated with the merger. These two adjustments, if made, would add an estimated $6 million in net present value to the benefit to consumers, according to testimony by Mr. Antonuk. The resulting net benefit would be roughly $55 million, net present value.

Mr. LaCapra, testifying for Staff Advocates, estimated PSNH's share of merger savings at $78 million, nominal dollars. In the alternative, he suggested that the Commission could adopt the control premium as the measure of anticipated merger savings due to consumers. Tying the control premium to the stranded cost recovery awarded PSNH, and urging that gains and losses on generation and transmission and distribution be treated equitably, Mr. LaCapra reasoned that customers should receive approximately 80 percent of the $146 million above-market premium attributable to PSNH, or $117 million. Staff Advocates argued that consumers should receive either measure of merger savings, but not both. Accordingly, Mr. LaCapra proposed that the rate benefits of the merger to be flowed through to consumers be in the range of $78 to $117 million, nominal dollars.

The Office of Consumer Advocate urged that the merger be conditioned not only on a just and reasonable provision of synergy savings benefits, but also on an appropriate sharing with consumers of the run-up in value of the transmission and distribution assets, given the anticipated successful resolution of PSNH's restructuring and stranded cost issues. OCA argued that consumers are holding the company harmless for approximately 84 percent of its stranded generation costs, and should accordingly share the same percentage of its Transmission and Distribution (T&D) surplus with the consumers who have supported the T&D assets in rates. Using either the PSNH-allocable merger savings calculated by the Joint Petitioners of $54.5 million (Exh. 59), or Mr. LaCapra's estimate of $146 million in PSNH-allocable control premium, OCA calculates that the just and reasonable T&D value-accretion benefit sharing with consumers is between about $40 million and $117 million. OCA would add that amount to the $78 million in merger synergy savings, producing a total cash flow-through to consumers of between $118 and $195 million, nominal dollars.

I continue not to understand the relationship Mr. LaCapra asks us to draw between the merger savings and the sharing of T&D asset value increases. I continue to view these as separate issues, and as not being mutually exclusive. In principle, then, consumers might be entitled to as much as $195 million in value from the merger.

At $195 million, I would have to conclude that this merger is in the public interest. Such a large benefit to consumers in the form of lower rates would overcome the costs I outline below. However, for a number of reasons, such an amount is unlikely to be realizable for consumers. First, I doubt the transaction would be concluded if the existing stockholders were forced to share such a significant portion of the inflation in the value of their stock. I am assuming, of course, that upon announcement of such a condition by this Commission, the buyer would invoke the "material adverse condition" language of the merger agreement, and either withdraw the merger or seek to renegotiate the price downward (it would be the buyer, after all, who would be responsible for flowing through the reduced revenue requirement in reduced rates).

Second, I believe that the Legislature's action in approving the stranded cost provisions of the Restructuring Agreement and the specific language on review of this merger, without discussing the sharing of the increased value of the Company's T&D assets, at least provides room for the Joint Petitioners in this particular case to make an argument that the consumers do not have the legal right to recover, above and beyond the merger savings, what one might consider their fair share of the increased T&D value. Third, there remains a question in my mind as to whether passing through the inflation in T&D value would require restating T&D assets on the books at this fair market value. This topic received no attention during the hearings. If fairness required it, the result would be to remove the benefit of passing through the increase in T&D value, albeit over time.

For these reasons, the realizable value of any claim consumers have to the increase in value of the T&D assets brought about by the resolution of PSNH's stranded cost disputes must be discounted.

I conclude that the benefit offered to New Hampshire consumers from the merger consists of rate reductions in the range of $75 to $125 million, depending on this Commission's determination on certain contested issues. This translates to a net present value roughly in the range of $50 to $80 million in benefit to consumers realizable from the merger.

C.  Adverse Effects of Merger

The single largest risk posed by this merger is the erosion of our ability to protect New Hampshire consumers if Consolidated Edison and Northeast Utilities combine. This risk is likely to emerge in a number of ways, and in a number of subject matter areas.

1.  Remoteness and Relative Size

First, I share the view of those witnesses who observe that the interests of New Hampshire electric customers, and the public policy needs of New Hampshire generally, are likely to receive less consideration from a holding company of which PSNH represents a significantly smaller interest, and from which New Hampshire is significantly more distant, than the current arrangement. I accept as a baseline the parties' working assumption that, under the merger, PSNH will go from being roughly 20 percent of NU to approximately 8 percent of CEI. See Tr. III, 133:5- 23 (colloquy between counsel for GOECS and CEI Chairman McGrath). This is a reduction of more than two times in New Hampshire's importance to the entire corporation.

Various parties have pointed to this danger, and asked for the Commission to condition the merger on commitments from the new owner of PSNH to maintain the same type and level of contributions to New Hampshire as PSNH has done under NU's ownership. For example, GOECS has asked us to require that CEI match here the commitments it made in Connecticut relative to charitable contributions and corporate giving. GOECS similarly asks the Commission to order the Joint Petitioners to make affirmative commitments to continue and expand financial and in-kind support for initiatives targeted at environmental improvement, R&D and energy education. Such conditions are insufficient to address the problem of remoteness in this general area of community involvement.

As a practical matter, regulation cannot reliably exact or enforce commitments of this kind. As specified by the majority, we could condition the merger on CEI's agreement to make contributions to such efforts comparable to those made by PSNH before the merger, scaled to PSNH's smaller post-restructuring size. But such a condition is too vague to be meaningful. Also, if a party felt that CEI had violated the condition, the question would arise whether and to what extent the Commission could enforce a commitment in areas arguably outside the province of economic regulation. Thus, such a condition would provide a false sense of protection for New Hampshire's concerns in this area, and does not overcome the risk to the state of exacerbating management's remoteness from the state.

In addition to the fact that New Hampshire customers' concerns will be further remote from the focus of the combined company's management, the removal of New Hampshire to the outer periphery of the consolidated entity will make it considerably more difficult for New Hampshire to supervise the activities of the corporation in the interests of New Hampshire consumers. Here we move from a generalized sense of remoteness to a concrete danger that the Commission cannot fulfill its statutory duties.

The customer service area provides one example of the impact of consolidation of control in remote management, coupled with diminution of New Hampshire influence on corporate policy. With respect to customer service, Mr. Colton testified that consolidation will result in CEI using one data processing platform, system-wide, regardless of whether PSNH continues to maintain a call center within New Hampshire. Thus, according to SOHO, "one impact of consolidation . . . will be to take discretion away from whatever PSNH customer service representatives remain to deliver the very services which that [many customers] rely on." SOHO Brief at 12. We have seen similar utility consolidation diminish local management's flexibility to agree to state-specific regulations and procedures, where they conflict with a centralized policy from corporate headquarters.

We have also seen instances in which commitments to abide by particular merger agreements (such as to provide the Commission with advance notice of call-center closing) have been honored in name, but not in spirit, by the new, out-of-state owners of jurisdictional utilities in New Hampshire.

In addition, the further afield from New Hampshire and New England the headquarters of a utility migrates, the fewer the informal lines of communication and the fewer the shared regulatory norms with our sister New England commissions on which we have relied historically to aid in supervising New Hampshire subsidiaries.

Remoteness of management, and New Hampshire's relatively small size in the overall corporation, also creates a situation in which local New Hampshire management must compete with their co-equals in other subsidiaries for their share of capital investment budgets. As Chief Engineer Cannata explained, "[o]ne always has concerns about funding when becoming part of a larger organization." Exh. 33 at 6:17-19. Mr. Cannata went on to say that he was not concerned with this risk in the instant case, because Staff has negotiated the same local control commitments contained in the NU/PSNH merger.

The NU merger, however, took place in a different context, before substantial diversification further diluted management's concentration on regulated subsidiary priorities. Even so, the Commission has had to open dockets on various reliability problems, DE 95-194 and DE 97-034, and Staff had to negotiate detailed spending plans and commitments with NU, in order to reassure the Commission that sufficient maintenance and investment spending was forthcoming. The merger of NU and PSNH was in a sense necessary, given the dire financial straights of PSNH at the time. By contrast, the instant merger is purely discretionary on the part of NU management, and there is no need to exacerbate the existing problem that scarce regulatory resources must be applied to micromanage reliability activities in order to obtain basic performance by the utility.

One counterweight to this tendency could be a requirement that CEI include at least one New Hampshire resident on its Board of Directors. However, even if CEI were willing to agree to such a condition, it has not been suggested that this Commission or any other representative of New Hampshire's consumers determine the identity of such a representative, there is no way to guarantee the Board member's fidelity to New Hampshire consumer concerns, and even if there were, a single Board member is easily outvoted. While requiring CEI to include someone with a New Hampshire perspective on the Board is a good first step, it does not dispose of the underlying concern that this Commission will be unable to protect New Hampshire consumers from the effects of a remote CEI management, focused on unregulated activities or exercising its considerable and increased political heft at the Federal Energy Regulatory Commission.

The many demands for conditions presented by various intervenors, from dictates about charitable giving to insistence on specific low-income programs to calls for customer reimbursement in the event of outages, can all be traced back to the increasing remoteness and size of PSNH's ultimate owner, should this merger be approved. A company that is smaller, that is headquartered nearer to home, in which PSNH plays a larger part, whose boundaries are within the network of political and cultural institutions, such as NECPUC, upon which the Commission relies to help ensure that regional companies operate in the public interest, is more likely to be responsive to the myriad demands of its local community.

2.  Dominance of Wholesale and Retail Markets

As CEI Chairman McGrath reported to his company's shareholders at their annual meeting in May, if this merger proceeds CEI will become the nation's largest electric distribution utility, with more than five million electric service customers, annual revenues of $12 billion and more than 20,000 employees. Exh. 42 at 2. CEI will join the ranks of mega-utilities, forming since the late 1990's in a wave of consolidation not seen since the 1920's.

As of 1999, an Energy Information Administration (EIA) study summarized the recent merger activity as follows:

Since 1992, 26 mergers or acquisitions have been completed between investor-owned utilities (IOUs) or between IOUs and independent power producers
(IPPs). Sixteen mergers have been announced and are now pending stockholder or Federal and State government approval. The size of IOU mergers, in terms of value of assets, is also getting larger. Between 1992 and 1998, only four mergers were completed in which the combined assets of the companies in each merger were greater than $10 billion. More recently, 10 mergers either completed in 1999 or pending completion each have combined assets greater than $10 billion.

The Changing Structure of the Electric Power Industry 1999: Mergers and Other Corporate Combinations, December 1999, Energy Information Administration, Office of Coal, Nuclear, Electric and Alternate Fuels, U.S. Department of Energy, Washington, DC., Chapter 3(footnote omitted).

One of the concerns that electric industry consolidation raises is that of horizontal market power: the concentration of generation resources under control of one corporate entity. The EIA report notes the growing trend towards such concentration, even as utilities divest as part of restructuring:

Mergers and acquisitions among IOUs over the past few years have resulted in fewer electric utilities owning generation capacity. In 1992, 172 IOUs owned generation capacity in the United States. By 1998 that number had decreased to 161. Assuming that all mergers pending as of September 1999 will be approved and completed by 2000, the number of operating IOUs owning generation capacity will decrease to 143. Power plant divestitures ... have also reduced the total number of IOUs owning generation capacity.

Id.  (footnote omitted).

The Executive Summary of the study describes the growing concentration of generation capacity as follows:

One effect of these mergers is that the industry is becoming more concentrated. In 1992 the 10 largest IOUs owned 36 percent of total IOU-held generation capacity, and the 20 largest IOUs owned 56 percent of IOU-held generation capacity ... By 2000, the 10 largest IOUs will own an estimated 51 percent of IOU-held generation capacity, and the 20 largest will own an estimated 73 percent.

This may be compared with the period leading up to the enactment of the Public Utility Holding Company Act of 1935 and the Securities and Exchange Act of 1935:

At their peak in the late 1920s, the 16 largest electric power holding companies controlled more than 75 percent of all U.S. generation. (footnote omitted)

As detailed in Chapter 3 of the study, when looked at from the perspective of the holding company, the level of concentration is even more pronounced:

The effect of mergers on consolidation of the industry is more evident when ownership capacity is aggregated by holding company. In 1992, there were 70 holding companies owning 78 percent of the IOU-held generation capacity (Table 4). By 1998 the number of holding companies decreased to 68, but yet the percent of total IOU-owned capacity increased to 83 percent, primarily because of mergers and acquisitions between IOUs. Assuming that all mergers pending as of September 1999 are completed by 2000, the number of holding companies will decrease to 53, and the generation capacity they own will increase to about 89 percent of the total IOU-owned capacity. The number of holding companies will decrease because most of the pending mergers are between holding companies, which indicates that relatively large companies are becoming even larger.

(Emphasis supplied.)

Where will CEI be in this ranking of generation owners? How much market power will CEI enjoy as a result of its merger of CEI and NU assets? The record in this merger proceeding shows that in the short term, the two companies will own a much reduced, but still strategically significant amount of generation capacity in New England and New York. See Exh. 39 (showing that, post divestiture, combined company would own 12 percent of NEPOOL generation assets and 6 percent of New York Power Pool generation assets). It also reveals that market power studies so far conducted of the proposed merger have not yet examined and ruled out the risk of new-CEI market power abuses facilitated by the retention of strategic generation resources combined with the inadequate market power rules and monitoring at the wholesale level in New England. No behavioral analysis was done, and the HHI indeces calculated by the Joint Petitioners' witness did not include present and potential independent power under firm contract to the petitioners. The recent announcement by the ISO-NE that its congestion management system and multisettlements bidding will not be available for several years heightens the risk that a market participant could wield market power unchecked.

The record further reveals that new CEI is unwilling to commit to any limitation on its ownership or control of generation assets. During his testimony in this docket, Mr. Morris stated on behalf of the Joint Petitioners that, "when you look at us going forward in a generation sense .
 . . should this merger be approved . . . we may own 2,500 megawatts." Tr. III, 165:9-12. Mr. Holmes of OCA asked Mr. Morris if CEI would be willing to commit to not controlling capacity in excess of 3,000 megawatts during the first five years after the merger. Mr. Morris responded that it would be "very premature" to make such a commitment. Id. at 166:21-22. He went on to state:

 ... to make a commitment today to [a 3,000 megawatt limit] would be ill-advised. The marketing group [of CEI] might end up selling 10 million kilowatt-hours and we might need to own 4,000 megawatts to satisfy that demand. There's no reason for us to constrict our potential future with some commitment that really wouldn't mean much today.

Id. at 167:1-8.

Mr. Morris testified that new CEI "will not be allowed to become some dominant monopoly player in generation, if that's your concern." Id. But neither of the Joint Participants gave any indication of the mechanism by which such dominance would be prevented in the absence of a commitment to limit generation. Instead, they rebuffed suggestions that CEI be required to agree to divest generation should a market power study reveal a need for such mitigating measures.

Peter Bradford, speaking with the authority of over 30 years observing the behavior of regulated utilities, warned of the consequences of CEI's refusal to accede to limitations on its acquisition of generation assets, as well as its demand to continue as a retail marketer in the same areas where it proposes to serve as the monopoly distribution utility. As Mr. Bradley notes, the Joint Petitioners' refusal to commit to any market power constraints beyond the mere commissioning of a study justifies the inference "that the Joint Petitioners are preserving their ability to once again become significant generation providers." Bradley Brief at 5. He also warned of the dangers to the emerging retail market should the merged company be allowed to continue its participation in the retail markets. Indeed, combining the refusal to limit future generation holdings, the insistence on retaining distribution at the same time the firm pushes forward in marketing, and Mr. Morris' explicit linkage between generation and marketing, the picture emerges of a firm with plans to create a deregulated vertically-integrated electric utility.

Mr. Bradford suggested that at the least the firm be obliged to agree to whatever mitigation measures are required as a result of the market power study. Such a post-merger remedy, however, suffers from the same weakness as the post-merger remedies suggested for the customer service and reliability concerns. The time to consider market power and prevent it from being a possibility is now, however. Once the merger is concluded, should a market power study suggest CEI must divest generation, we will face the same pressures to avoid such a remedy that we have faced from vertically-integrated companies seeking to retain some of their existing generation market functions, but we will have lost all practical leverage. Once the merger is in place, it is not enough to say we could order a further divestiture down the road; to rest our protection of consumers on such an exercise of raw regulatory power based on a study sure to be hotly contested provides little comfort that the Commission would be able to fulfill its obligations to New Hampshire consumers. As Economics professor William Shepherd of the University of Massachusetts, puts it:

If electricity mergers and anticompetitive actions are allowed to proliferate now, it may soon become necessary to launch an even more flamboyant attempt to get severe divestiture .... That may in fact be impossible. And that irreversibility makes it particularly important to set strict policies now, without delay.

Shepherd, Monopoly and Antitrust Policies in Network-Based Markets such as Electricity, RPI Symposium on the Virtual Utility (1996), p. 24 (quoted in Exh. 57, at 20, emphasis supplied).

Mr. Bradford also cited the view of the former head of the Justice Department's Antitrust Division, Joel Klein, who observed that:

 ... mergers are very difficult to undo after they prove to be anticompetitive and ... during a transition to competition, there is unlikely to be any prospect for meaningful relief after the damage is done. Missed opportunities for the emergence of competition at the outset of the transition are forever lost, with potentially substantial social costs.

Id. (quoting from Making the Transition from Regulation to Competition:
Thinking About Merger Policy during the Transition to Electric Power Restructuring, FERC Distinguished Speakers Series, January 21, 1998, p. 12).

The record also demonstrates that the merger will heighten risks of abuse by new CEI of its position as a dominant owner of transmission in the region. The nation is presently undergoing a great debate regarding the future of the electric industry, and the structure and powers of wholesale market organizations. See, e.g., F.E.R.C. Order 2000. By combining NU and CEI into one transmission-owning entity spanning 8 states (if we include Maine and Vermont), we will have created an entity capable of dominating the debate, and drowning out the voices of other market participants and observers. I believe we have reached a point in the re-evolution of the electric industry in the United States where we need to control the sheer size of utilities, so as to prevent the result that their dominance and their holding company structures make effective state regulation impossible.

3.  Heightened Risks of Interaffiliate Abuses

The great increase in size and remoteness of the holding company, and its insistence on retaining ownership of affiliates doing business in related fields, would exacerbate the existing risk of inter-affiliate transaction abuses. An asymmetric pricing system, coupled with the employee transfer and other affiliate transaction measures suggested by OCA, would help to alleviate some of the worst abuses of the holding company system with regards to cross-subsidization, but these measures are not sufficient. No regulators, however well funded, can manage such a behemoth. In order to police any pricing scheme designed to defeat cross-subsidization, significant regulatory resources must be brought to bear for near-constant auditing. The issue of allocations and the determination of market pricing for comparison purposes are fraught with judgment calls. The data are largely housed at inconvenient locations. The criterion in the proposed Merger Settlement Agreement that this Commission's authority to examine affiliate books is limited to issues concerning PSNH has already spawned litigation over its meaning: who gets to decide? We may condition the merger on saying "we decide," but we will inevitably encounter disputes over what the condition means, and how to determine its applicability in any given case, which will at least frustrate the auditing effort, if not significantly impede it. These are not conditions conducive to a light hand of regulation. Worse yet, long regulatory experience shows that under such conditions much mischief can be accomplished in the way of cross-subsidization, without any practical ability of the Commission to catch more than the most obvious abuses.

D.  Conclusion

The statutes enacted in the 1930's, after the collapse of the Insull holding company empire, not only specified that service areas of proposed holding company subsidiaries be contiguous, as these are, but that state regulators certify that they would be able to regulate in the public interest if the merger were concluded. This we cannot do, in view. The question then remains, is the prospect of roughly $50 to $80 million dollars of reduced rates worth the risk that the merged entity will be too remote and large to concern itself with the needs of New Hampshire and its New Hampshire customers, will dominate regional wholesale markets and New Hampshire's retail markets for electricity, will be more able to engage in interaffiliate abuses without effective oversight, and will in general become so large, dominant and remote that effective New Hampshire regulation is threatened?

The burden is on the Joint Petitioners to make the case that the risks demonstrated by long regulatory history are outweighed by the cash benefit to consumers. They have made no convincing attempt to do so. Their own offer of merger benefits amounts to roughly 2% of PSNH revenues annually. It is not hard to imagine that wholesale market dominance, retail market power, inter-affiliate abuses, and growing pressures on customer service and distribution reliability could outweigh such a rate benefit.

Considering all these factors, I conclude that the proposed merger is not in the public interest, and further that it presents a significant risk of causing an adverse effect on New Hampshire.

None of these observations is to point the finger at NU or ConEd. Rather, the problems and risks enumerated here are endemic to the creation of huge holding companies remote from state jurisdiction and in a position to dominate markets. To conclude that this merger will not bring net benefits to New Hampshire, and will rather pose risks of adverse harm, does not require a finding of bad faith on the part of either management.

I join with the majority in thanking the parties, including the Staff and the Joint Petitioners, for their long efforts to develop a settlement framework, and for the savings guarantee provisions that were developed. While other considerations lead to my view that we should deny approval of the merger, the ability to put benefits of the merger on one side of the ledger in such a concrete form was most helpful, and had other aspects of the merger not been problematic and essentially beyond the ability of settlement to resolve, the Merger Settlement Agreement framework would have provided a solid basis for the work of establishing appropriate conditions.

Approval of this merger would tip the balance between customer and company inevitably on the side of the company, and we will not be able to fulfill our statutory duty to right the balance. I respectfully dissent.

Nancy Brockway
Commissioner

December 6, 2000

Attested by:

Claire D. DiCicco Assistant Secretary





Footnotes:

1. NU and CEI entered into an Agreement and Plan of Merger on October 13, 1999, which was amended and restated on January 11, 2000. The boards of the two companies approved the merger on October 12, 1999, and their shareholders endorsed the transaction in separate votes on April 14, 2000.

2. The Commission subsequently granted petitions to intervene filed by the Campaign for Ratepayers' Rights, Rep. Jeb E. Bradley and the Business & Industry Association of New Hampshire (BIA). There were no objections to any of the intervention petitions.

3. In connection with the parties' discovery, on June 23, 2000, the Commission entered Order No. 23,516 granting in part and denying in part a motion for confidential treatment submitted by the Joint Petitioners.

4. Morrison & Hecker is the law firm retained by the Commission through the New Hampshire Department of Justice to advise the Commission in all matters relating to the electric restructuring dockets pending before the Commission.

5. Not all parties appeared at the hearing. Specifically, the Campaign for Ratepayers Rights and the Seacoast Anti-Pollution League did not participate.

6. Mr. Cannata, Mr. Cunningham, Mr. Kosnaski and Ms. Noonan are the four witnesses who testified on behalf of Staff at the hearing. Mr. Kreis served as their counsel.

7. The Synergy Study is of record in this proceeding as a confidential exhibit (Exh. 8).

8. Stranded costs are defined in the Restructuring Act as costs, liabilities and investments, such as uneconomic assets, that electric utilities would reasonably expect to recover if the existing regulatory structure with retail rates for the bundled provision of electric service continued and that will not be recovered as a result of restructured industry regulation that allows retail choice of electricity suppliers, unless a specific mechanism for such cost recovery is provided. Stranded costs may only include costs of:

(a) Existing commitments or obligations incurred prior to the effective date of [the Restructuring Act];

(b)  Renegotiated commitments approved by the commission; and

(c)  New mandated commitments approved by the commission.

RSA 374-F:2, IV.

9. Representative Bradley takes the same position in his brief, without elaboration. However, in his prefiled testimony, he indicated that [t]he unambiguous intent of [RSA 369-B] is that the public interest standard means that the merger can only be approved if it provides net benefits to customers as opposed to merely satisfying a `no net harm' test." Exh. 47 at 3. As noted by GOECS, Representative Bradley reiterated this view at hearing.

10. As noted, infra, the dispute in this docket about savings sharings relates not to the percentages used but to the timing of the sharing mechanism.

11.  The issue of the $49 million in transaction costs is discussed, infra.

12. In its brief, GOECS places the relevant figure at $49 million. The Joint Petitioners' estimate of transaction costs is contained in the Synergy Study (Exhibit 8). Both the Synergy Study and the discussion of it, including discussion of the Joint Petitioners' estimate of transaction costs, are included in the confidential portion of the record here.

13. In its brief, OCA also relies on several other cases discussing the treatment of gain on the sale of utility-owned real estate: Bridgeport Hydraulic Co. v. Council on Water Company Lands, 453 F.Supp. 942 (D. Conn.
1977); Kansas Power & Light Co. v. Kansas Corporation Commission, 620 P.2d 329 (Kan. Ct. App. 1981); Appeal of City of Nashua, 121 N.H. 874 (1981); Pennichuck Water Works v. State, 103 N.H. 49 (1960); and Chicopee Mfg. Co. v. Public Service Co., 98 N.H. 3 (1953). OCA also cited Gulf States Utilities Co. v. Public Utility Comm'n of Texas, 784 S.W.2d 519 (Tex. Ct. App. 1990).

14. During his testimony in this docket, Mr. Morris gave a somewhat different assessment. He stated that, "when you look at us going forward in a generation sense . . . should this merger be approved . . . we may own 2,500 megawatts." Tr. III, 165:9-12. Mr. Holmes of OCA asked Mr. Morris if CEI would be willing to commit to not controlling capacity in excess of 3,000 megawatts during the first five years after the merger. Mr. Morris responded that it would be "very premature" to make such a commitment. Id. at 166:21-
22. He went on to state:

We will not be allowed to become some dominant monopoly player in generation, if that's your concern. But to make a commitment today to [a 3,000 megawatt limit] would be ill-advised. The marketing group [of CEI] might end up selling 10 million kilowatt-hours and we might need to own 4,000 megawatts to satisfy that demand. There's no reason for us to constrict our potential future with some commitment that really wouldn't mean much today.

Id. at 167:1-8.

15. We are aware that, although ISO New England is currently responsible for stewardship of the region's wholesale electricity market, the nature and scope of the market are in a state of flux. It is possible, for example, that at the time the contemplated market power study or studies is commissioned, the relevant wholesale market may include but not be limited to the six New England states. We will interpret the commitment in the Merger Settlement Agreement, concerning market power studies of "unregulated electric commodity services in New England," to include studies of whatever regional market or markets include New England at the time any study is undertaken.

16. The Joint Petitioners also provided a response to the Commission's record request. It is discussed infra. On November 9, 2000, GOECS provided a further written update with regard to the relevant congressional activity. According to GOECS, on October 24, 2000, Congress approved the Energy Act of 2000, which "contains a provision that repeals the requirement that states receiving federal Weatherization Program funds from the US Department of Energy (DOE) will be required to cost-share 25% of their grant award." Letter from Senior Assistant Attorney General Wynn E. Arnold dated November 9, 2000 at 1. According to GOECS, President Clinton was expected to sign this measure into law prior to the close of the current session of Congress.

17. In its brief, OCA also suggests that the Commission use the Gramercy Park, Washington Heights and Indian Point incidents to make a negative determination about CEI's "corporate culture." OCA Brief at 20. We discuss that issue, infra.

18. For example, in Connecticut there were unique employment and economic concerns arising out of the fact that the parent company headquarters would be leaving that state for the first time. This is obviously an issue that New Hampshire confronted long ago with respect to PSNH. Likewise, the parties to the Connecticut proceeding were far more concerned with recent outages and incidents in the New York service territory, so that an extensive record was developed on those issues before the DPUC. In New York, the staff of the Public Service Commission reached a settlement with the Joint Petitioners in which merger-related issues were resolved in the context of a much larger proceeding involving the impact of restructuring-related divestitures on rates.